--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                               ----------------

                            TELOCITY DELAWARE, INC.
                           (Name of Subject Company)

                            TELOCITY DELAWARE, INC.
                      (Names of Persons Filing Statement)

                               ----------------

                    Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                   87971D103
                     (CUSIP Number of Class of Securities)

                               ----------------

                                  Scott Martin
 Executive Vice President, Chief Administrative Officer and Corporate Secretary
                         10355 North De Anza Boulevard
                          Cupertino, California 95014
                                 (408) 863-6600
         (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                               ----------------

                                With copies to:
                               Diane Holt Frankle
                       Gray Cary Ware & Freidenrich, LLP
                              400 Hamilton Avenue
                          Palo Alto, California 94301
                                 (650) 833-2000

                               ----------------

[_]Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Item 1. Subject Company Information.

   The name of the subject company is Telocity Delaware, Inc., a Delaware corporation ("Telocity" or the "Company"). The address of the principal executive office of Telocity is 10355 North De Anza Boulevard, Cupertino, California 95014, and its telephone number is (408) 863-6600.

   The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") relates is the Company's common stock, par value $.001 per share (the "Shares"). As of January 30, 2001, there were 81,356,495 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

   The filing person of this Statement is the subject company, Telocity. The business address and telephone number of Telocity are as set forth in Item 1 above.

   This Statement relates to the tender offer being made by DIRECTV Broadband Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Hughes Electronics Corporation, a Delaware corporation ("Hughes"), to purchase all outstanding Shares at a purchase price of $2.15 per share, net to the seller in cash (less any required withholding taxes), without interest thereon. The tender offer is being made on the terms and subject to the conditions set forth in the Offer to Purchase, dated February 1, 2001, and in the related Letter of Transmittal. The Offer to Purchase, together with the Letter of Transmittal, as they may be amended or supplemented from time to time, constitute the "Offer." Copies of the Offer to Purchase and the Letter of Transmittal are filed as Exhibit (a)(1) and (a)(2) herewith, respectively, and are incorporated herein by reference in their entirety. The Offer is described in a Tender Offer Statement on Schedule TO, dated February 1, 2001, (the "Schedule TO") which was filed with the Securities and Exchange Commission (the "SEC") on February 1, 2001.

   The Offer is being made pursuant to an Agreement and Plan of Merger dated as of December 21, 2000 (the "Merger Agreement") by and among Hughes, the Purchaser and Telocity. The Merger Agreement provides that, among other things, as soon as practicable following consummation of the Offer and satisfaction of other conditions set forth in the Merger Agreement, the Purchaser shall be merged with and into Telocity (the "Merger") with Telocity continuing as the surviving corporation (the "Surviving Corporation"). In the Merger, each outstanding share of common stock (other than shares held by Telocity or Hughes or any of their respective subsidiaries and by stockholders who perfect and do not withdraw or otherwise lose their appraisal rights under Delaware law) will be converted into the right to receive the merger consideration, which will be $2.15 per share, net to the seller in cash, without interest (less any required withholding taxes), or any higher price paid per share in the Offer. The Merger Agreement was previously filed with the SEC on December 28, 2000 in connection with the Company's Current Report on Form 8-K and is incorporated herein by reference in its entirety.

   Concurrently with the execution of the Merger Agreement, Hughes and the Purchaser entered into a Tender and Stockholder Support Agreement (the "Tender Agreement") with the stockholders set forth on Annex A thereto (each a "Significant Stockholder") under which each Significant Stockholder has, among other things, agreed to tender (and not withdraw) all of such Significant Stockholder's Shares in the Offer upon the terms and conditions set forth therein. The Tender Agreement was previously filed with the SEC on December 28, 2000 in connection with the Company's Current Report on Form 8-K and is incorporated herein by reference in its entirety.

   The Schedule TO states that the principal executive offices of Hughes are located at 200 North Sepulveda Boulevard, El Segundo, California, 90245.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Effects of The Merger on Certain Arrangements Between Telocity and its Executive Officers, Directors and Affiliates

   Except as described or referred to in this Item 3, there exists on the date hereof no material agreement, arrangement or understanding and no actual or potential conflict of interest between Telocity and its affiliates and either (i) Telocity, its executive officers, directors or affiliates or
(ii) Hughes or the Purchaser or any of their respective executive officers, directors or affiliates. For a complete description of the stock ownership of Telocity's executive officers and directors, please see the Section entitled "Security Ownership of Certain Beneficial Owners and Management" in Annex A attached hereto.

Effect of Acceleration on Outstanding Options

   Under the terms of the Merger Agreement, Hughes, the Purchaser and Telocity agreed to confer and work together in good faith to agree upon mutually acceptable employee benefit and compensation arrangements with respect to Telocity's employees as soon as practicable after the Merger Agreement was signed. After evaluating the terms of Telocity's stock option plans, on January 26, 2001, representatives of Hughes and Telocity's management discussed the treatment of Telocity's unvested stock options and the Shares of stock obtained upon the early exercise of options. During the discussion, Hughes advised Telocity that it would neither assume nor substitute Telocity's outstanding stock options and proposed that, as a result of the effect of such termination on employee morale, all unvested stock options and Shares of stock obtained upon the early exercise of options be accelerated under the plans. On January 28, 2001, after receiving advice from the Company's outside legal counsel and independent accountants, Telocity's Compensation Committee executed a unanimous written consent authorizing the amendment of option agreements evidencing all outstanding options and governing all outstanding shares of stock obtained upon early exercise of options to provide for full vesting of all unvested shares and to provide a net exercise mechanism for all outstanding options. Such acceleration is conditioned on the consummation of the Offer. As a result of this acceleration, Shares and options to purchase Shares held by the following directors and executive officers which otherwise would not vest upon a change of control will vest contingent on the consummation of the Offer:

                                              Number of
                                              Unvested  Exercise     Value
   Name                                       Shares(1) Price(2)   Realized
   ----                                       --------- -------- -------------
   Patti Hart...............................  1,814,779 $ 0.35   $3,266,602.20
     President, Chief Executive Officer and
      Director                                  200,000 $ 5.56             --
   Randall Strahan..........................     25,000 $12.00             --
     Director                                    41,667 $ 3.2812           --
                                                 20,000 $ 5.38             --
   Ned Hayes................................    231,459 $ 3.00             --
     Executive Vice President and                18,750 $12.00             --
     Chief Financial Officer                    160,000 $ 5.5625           --
                                                125,000 $ 3.28             --
   Scott Martin.............................    168,437 $ 3.00             --
     Executive Vice President, Chief
     Administrative                              25,000 $ 5.5625           --
     Officer and  Corporate Secretary
   David Finley.............................    500,000 $ 4.50             --
     Chief Operating Officer                    125,000 $ 3.2812           --
   Regina Wiedemann.........................    150,000 $ 1.50   $   97,500.00
     Senior Vice President, Business
      Development                                40,000 $ 5.5625           --
   Jim Morrissey............................    499,999 $ 0.75   $  699,998.60
     Executive Vice President and Chief
      Marketing Officer
   Thomas Obenhuber.........................    106,250 $ 9.00             --
     Senior Vice President, Corporate
      Development
   Kevin Grundy.............................    106,250 $ 9.00             --
     Senior Vice President, Engineering
   Robert Sandor............................    130,000 $ 4.9375           --
     Senior Vice President, Operations
   Vicki Foshee.............................     60,379 $ 3.00             --
     Senior Vice President, Service Delivery
      and Support                               100,000 $ 5.50             --
   David Wilson.............................     70,833 $ 9.00             --
     Vice President, Financial Services          69,000 $ 5.375            --
                                                 83,333 $ 3.2812           --

--------
(1) Unvested Share totals are as of April 2, 2001, the initial expiration date of the Offer.

(2) Despite the acceleration of these options, we expect that options with an exercise price above $2.15 per Share (the price per Share to be paid by the Purchaser in the Offer) will not be exercised by the foregoing executive officers and directors because the exercise price is in excess of the offer price. If unexercised, these options will terminate and be of no further effect upon consummation of the Offer.

2000 Outside Directors Stock Plan

   In January 2000, the Company's Board of Directors adopted the Company's 2000 Outside Directors Stock Plan (the "Directors Plan"). The adoption of the Directors Plan was approved by the Company's stockholders in March 2000. The Directors Plan establishes an initial automatic grant of an option to purchase 40,000 shares of the Company's common stock (the "Initial Options") to non-employee directors. The Directors Plan also provides that upon the date of each annual stockholders meeting, each non-employee director who has been a member of the Company's Board of Directors for at least six months shall receive an automatic grant of an option to purchase 10,000 shares of Common Stock (the "Annual Options"). The Initial Options and the Annual Options each have an exercise price equal to the fair market value of a share of the Company's common stock on the date of grant. The Initial Options vest and become exercisable in four equal annual installments. The Annual Options vest and become exercisable in full on the day immediately preceding the date of the first annual stockholders' meeting following the date of grant. Upon a change of control, all outstanding Initial Options and Annual Options become fully vested and exercisable. For purposes of the Directors Plan, a "change of control" is defined as having occurred upon a transaction or series of related transactions wherein the stockholders of the Company do not retain immediately after the transaction direct or indirect beneficial ownership of more than fifty percent of the total combined voting power of the outstanding voting stock of the Company. Because the consummation of the Offer constitutes a change of control under the Directors Plan, all of the outstanding Initial Options will become fully vested and exercisable. As a result, Shares and options to purchase Shares issued under the Directors Plan and held by the following directors will vest upon consummation of the Offer:

                                                 Number of
                                                 Unvested  Exercise   Value
   Name                                          Shares(1)  Price   Realized
   ----                                          --------- -------- ---------
   Christie Hefner..............................  40,000     5.50         -- (2)
    Director

   Elisabeth Sami...............................  40,000     2.00   $6,000.00
    Director
   James Scheinman..............................  40,000     2.00   $6,000.00
    Director

--------
(1) Unvested Share totals are as of April 2, 2001, the initial expiration date of the Offer.

(2) Despite the acceleration of these options, we expect that options with an exercise price above $2.15 per Share (the price per Share to be paid by the Purchaser in the Offer) will not be exercised by the foregoing directors because the exercise price is in excess of the offer price. If unexercised, these options will terminate and be of no further effect upon consummation of the Offer.

Employment Agreements with Executive Officers

   The Company has entered into employment agreements with certain of its executive officers which will be affected by the merger. Each of these employment agreements is described below. For purposes of these employment agreements, a "change of control" or "ownership change event" is defined as having occurred upon, among other things, the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of more than fifty percent of the voting stock of the Company. The consummation of the Offer constitutes a change of control under these agreements. Each of these employment agreements provides for acceleration of unvested Shares and options to purchase Shares held by the employee under certain circumstances following a change of control; however, these provisions are not discussed below, because as a result of the action of the Compensation Committee on January 28, 2001, all outstanding unvested Shares and options to purchase Shares were accelerated. For a description of the terms of the acceleration, see the section entitled "Effect of Acceleration on Outstanding Options."

   Whenever the term "for cause" or "good reason" is used below, it means "for cause" or "good reason," respectively, as defined in the individual's employment agreement, each of which is filed as an exhibit hereto and is incorporated by reference herein.

   On May 5, 1999, the Company entered into an at will employment agreement with Patti Hart, President and Chief Executive Officer of the Company, which provides that if Ms. Hart is terminated other than for cause or resigns for good reason sixty days prior to or within twelve months following an ownership change event, Ms. Hart is entitled to (i) a lump sum severance payment equal to twelve months salary, (ii) a lump sum payment of her then current target annual performance bonus and (iii) continued benefits for twelve months.

   On December 3, 1999, the Company entered into an at will employment agreement with Edward Hayes, Executive Vice President and Chief Financial Officer of the Company, which was subsequently amended on November 29, 2000 and December 17, 2000. As amended the employment agreement provides that if Mr. Hayes is terminated without cause or he resigns for good reason, the Company will pay him a lump sum severance payment equal to 12 months of salary and target incentive bonus. Mr. Hayes' agreement also provides that in consideration for devoting his full energies to the Company and foregoing the consideration of other opportunities, provided he is not terminated for cause, resigns other than for good reason or seeks alternate employment prior to such date, he will be entitled to a retention bonus of $750,000 on the earlier of
(i) the date he is terminated by the Company without cause, (ii) the date he resigns for good reason or (iii) April 1, 2001.

   On September 14, 1999, the Company entered into an at will employment agreement with Jim Morrissey, Executive Vice President and Chief Marketing Officer of the Company, pursuant to which the Company provides Mr. Morrissey a housing allowance of $20,000 a month for twenty-four (24) months which commenced on October 1, 1999. Mr. Morrissey must repay all housing allowance payments on October 1, 2001 unless on such date the Shares are not publicly traded or trade at a price of less than $20 per Share. If the Shares are not publicly traded on October 1, 2001, Mr. Morrissey's agreement requires that the Company forgive the full amount of the housing allowance loaned to Mr. Morrissey and pay him an additional amount of cash to cover the tax effect of such loan forgiveness. Upon consummation of the Merger, Purchaser will own all outstanding Shares and such Shares will cease to be publicly traded.

   On September 13, 1999, the Company entered into an at will employment agreement with Regina Wiedemann, Senior Vice President, Business Development of the Company, which provides that if, following a change of control, the Company terminates Ms. Wiedemann other than for cause or she resigns for good reason, she is entitled to six months continued salary and benefits.

   On December 8, 1999, the Company entered into an employment agreement with Scott Martin, Executive Vice President, Chief Administrative Officer and Corporate Secretary of the Company, which provides that if Mr. Martin is terminated without cause, or he resigns for good reason, within one month prior to or within one year after a change of control, the Company will continue to pay Mr. Martin his base salary for six months.

   On December 10, 1999, the Company entered into an employment agreement with Vicki Foshee, Senior Vice President, Service Delivery and Support of the Company, which was subsequently amended on October 10, 2000. As amended the employment agreement provides that in the event Ms. Foshee is terminated without cause or resigns for good reason within one year after a change of control, she is entitled to six months continued salary and benefits.

   On July 14, 2000, the Company entered into an at will employment agreement with David Finley, Chief Operating Officer of the Company, which was subsequently amended on November 29, 2000 and December 17, 2000. As amended the employment agreement provides that if Mr. Finley is terminated without cause or he resigns for good reason within one year of a change of control, he will receive (i) a lump sum payment equal to 50% of his annual salary, (ii) 12 equal monthly payments thereafter of the remaining 50% of his annual salary, (iii) a lump sum payment of his then current annual target bonus and (iv) reimbursement for the cost of continuing his medical coverage for himself and any eligible dependents under COBRA for one year following the date of his termination or resignation. Mr. Finley's agreement also provides that in consideration for devoting his full energies to the Company and foregoing the consideration of other market opportunities and provided he is not terminated for cause, resigns other than for good reason or seeks alternate employment prior to such date, he will be entitled to a retention bonus of $750,000 on the earlier of (i) the date he is terminated by the Company without cause, (ii) the date he resigns for good reason or (iii) April 1, 2001.

   On August 16, 2000, the Company entered into an employment agreement with Robert Sandor, Senior Vice President of Operations of the Company, which provides that if he is terminated without cause or resigns for good reason within one year after a change of control, he is entitled to six months continued salary and benefits.

Founder Stock Purchase and Repurchase Agreements

   On December 23, 1997, the Company entered into Founder Stock Purchase Agreements with Peter Olson, Michael Solomon and Thomas Obenhuber (the "December 23, 1997 Agreements"), each of which is filed as an exhibit hereto and incorporated herein by reference. Pursuant to the December 23, 1997 Agreements, Messrs. Olson, Solomon and Obenhuber purchased 4,662,000, 1,554,000 and 480,000 shares, respectively, at a price of $0.0005 per share. The shares are subject to the Company's right of repurchase which lapsed 11/32 on October 3, 1997, for Messrs. Olson and Solomon, and 1/8 on February 3, 1998, for Mr. Obenhuber. The remaining shares vest at a rate of 1/42 per month. The Company's option to repurchase the unvested Shares terminates upon a change of control, as defined and set forth in the December 23, 1997 Agreements.

   In order to reallocate its founders' stock, the Company entered into agreements to repurchase certain founder's shares. On June 1, 1998, the Company entered into Founder Stock Repurchase Agreements with Mr. Olson and Mr. Solomon to repurchase 2,662,000 shares of the Company's common stock from Mr. Olson at a price of $0.0005 per share, and 154,000 shares of the Company's common stock from Mr. Solomon at a price of $0.0005 per share. On June 10, 1998, the Company entered into supplemental Founder Stock Purchase Agreements (the "June 10, 1998 Agreements") with Mr. Obenhuber and Kevin Grundy pursuant to which Mr. Obenhuber and Mr. Grundy purchased 1,120,000 and 1,600,000 shares, respectively, at a price of $0.005 per share. The shares purchased pursuant to the June 10, 1998 Agreements are subject to the Company's right of repurchase which lapsed 7/48 on December 3, 1997 and 1/42 per month thereafter. The Company's option to repurchase the unvested shares terminates upon the occurrence of certain events within one year of a change of control, as defined in the June 10, 1998 Agreements.

   With respect to the June 10, 1998 Agreements, the Company's right to repurchase unvested options terminates if within one year of the change of control (as defined in the December 23, 1997 Agreements): (i) there is a decrease in the employee's base salary, benefits and/or bonus compensation,
(ii) there is a material breach by the Company of the June 10, 1998 Agreement or the applicable founder's employment agreement or (iii) the Company fails to obtain the assumption of the June 10, 1998 Agreement or the applicable founder's employment agreement by the Company's successor or assign.

   With respect to the December 23, 1997 Agreements, a change of control shall be deemed to have occurred and the Company's right to repurchase unvested options terminates, upon, among other things, the direct or indirect sale or exchange by the stockholders of the Company of all or substantially all of the stock of the Company where the stockholders of the Company before such sale or exchange do not retain, directly or indirectly, at least a majority of the beneficial interest in the voting stock of the Company. The closing of the Offer constitutes a change of control under the December 23, 1997 Agreements. As a result, upon the consummation of the Offer, Shares held by the following founders will vest:

                                                 Number of
                                                 Unvested
                                                  Shares   Exercise    Value
Name                                                (1)     Price    Realized
----                                             --------- -------- -----------
Michael Solomon.................................  24,281   $0.0005  $ 52,192.01
  Director

Peter Olson.....................................  57,143   $0.0005  $122,828.88
  Executive Vice President,
  Chief Technical Officer and Director

Thomas Obenhuber................................  50,000   $0.0005  $107,475.00
  Senior Vice President,                          46,647   $ 0.005  $100,057.81
  Corporate Development

Kevin Grundy....................................  66,667   $ 0.005  $143,000.72
  Senior Vice President,
  Engineering

--------
(1) Unvested Shares as of April 2, 2001, the initial expiration date of the Offer.

Rescission Agreements

   Prior to the Company's initial public offering, a provision in the Company's stock option plans permitted employees to exercise their stock options by issuing the Company a full recourse promissory note, secured by the stock obtained upon exercise of the option. This provision was designed to allow employees to obtain shares when the exercise price equalled the then current fair market value which provided these employees a potential personal income tax benefit. From adoption of the Company's first stock option plan until the date of the Company's initial public offering, most of the Company's employees who received stock options exercised them through the issuance of promissory notes. Due to the decline in share price of the Company's stock in recent months, in December 2000 the principal amounts of many outstanding promissory notes were greater than the value of the respective shares of stock securing such notes (the "Underwater Notes"). As a result of the large number of employees with outstanding Underwater Notes, many with significant outstanding principal amounts, employee morale was threatened. In addition, the Company had received several threats of litigation by current and former employees challenging the Underwater Notes.

   Under the Merger Agreement, it is a condition to the closing of the Offer that prior to December 31, 2000 the Company enter into rescission agreements with, and obtain releases from, holders of at least 80% of the aggregate outstanding principal amount of all Underwater Notes issued during 2000 (the "2000 Promissory Notes"). In addition, the Merger Agreement requires that the Company enter into rescission agreements and releases with all other persons holding Underwater Notes prior to the closing of the Merger. On December 20, 2000, in connection with, and conditioned on, the approval of the Merger Agreement, after considering the reasons for the transaction with Hughes, and determining that the rescission complied with the requirements of Delaware law, the Board of Directors of the Company approved the rescission of the option exercises and transactions in which Underwater Notes were issued.

   On December 21, 2000, the date of the Merger Agreement, the aggregate outstanding principal amount of the 2000 Promissory Notes was $12,015,540. Between the date the Merger Agreement was executed and

December 31, 2000, the Company entered into Option Exercise and Note Rescission Agreements (the "Rescission Agreements") and Mutual Releases (the "Releases"), forms of which are filed as exhibits hereto and incorporated by reference, with 67 persons representing $11,971,890 in aggregate outstanding principal amount under the 2000 Promissory Notes (or 99.6% of the total aggregate outstanding principal amount under the 2000 Promissory Notes). Accordingly, the condition to the closing of the Offer relating to the rescission of the Underwater Notes and associated option exercises has been satisfied. The net result of the rescission is that employees hold options at the original exercise price. No cash exchanged hands in connection with the original option exercise or at the rescission.

   Each Rescission Agreement provides for the rescission of the note maker's option exercise and promissory note, the cancellation and re-conveyance of the promissory note to such note maker (including cancellation of the principal amount and all accrued interest on such promissory notes) and the tender of the shares issued upon exercise of such note maker's option to the Company. The Release provides that the Company and the note maker each release and discharge any and all claims they may have against each other. As of January 31, 2001, the Company had entered into Rescission Agreements and Releases with 76 people representing 100% of the total $12,804,540 in outstanding principal amount under the Underwater Notes.

   The following director and executive officers of the Company entered into a Rescission Agreement and Release with the Company providing for the rescission of his or her option exercise and promissory note, the cancellation and re-conveyance of his or her promissory note and the tender to the Company of the shares issued upon exercise of his or her option:

                                       Option      Shares   Principal Amount of
            Name & Title           Exercise Price Rescinded   Note Rescinded
            ------------           -------------- --------- -------------------
   Randall Strahan................     $12.00       50,000      $  600,000
    Director

   Kevin Grundy...................     $ 9.00      150,000      $1,350,000
    Senior Vice President,
    Engineering

   Thomas Obenhuber...............     $ 9.00      150,000      $1,350,000
    Senior Vice President,
    Corporate Development

   Edward Hayes...................     $ 3.00      370,000      $1,110,000
    Executive Vice President and
    Chief Financial Officer

   David Wilson...................     $ 9.00      100,000      $  900,000
    Vice President, Financial
    Services

   Scott Martin...................     $ 3.00      245,000      $  735,000
    Executive Vice President,
    Chief Administrative Officer
    and
    Corporate Secretary

   Vicki Foshee...................     $ 3.00       85,000      $  255,000
    Senior Vice President,
    Service Delivery and Support

Indemnification; Directors and Officers' Insurance

   The Merger Agreement provides that the surviving corporation in the merger (the "Surviving Corporation") shall keep in effect provisions in its bylaws for a period of not less than six years from the effective time of the Merger (the "Effective Time") that provide for exculpation of director and officer liability and indemnification (and advancement of expenses related thereto) of the past and present officers and directors of the Company and its subsidiaries to the fullest extent permitted by the Delaware General Corporation Law (the "DGCL"). Such provisions shall not be amended except as required by applicable law or except to make changes permitted by law that would enhance the rights of past or present officers and directors to indemnification or advancement of expenses, and shall observe the indemnification agreements existing in favor of past and present officers and directors of the Company and its subsidiaries.

   The Merger Agreement provides that the Surviving Corporation shall maintain in effect the Company's and its subsidiaries' current directors' and officers' liability insurance policies covering those persons who are currently covered by such policies with respect to actions or omissions occurring prior to the Effective Time for a period of six years from the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 150% of the annual premiums currently paid by the Company and its subsidiaries for such insurance coverage, and, provided further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain policies with the greatest coverage available for a cost not exceeding such amount.

   The Merger Agreement also provides that the Company shall indemnify and hold harmless, to the fullest extent permitted under applicable law, each person who is, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer, director or similar person of the Company or any subsidiary of the Company, against all losses, claims, damages, liabilities, costs or expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claims, actions, suits, proceedings, arbitrations, investigations or audits arising before or after the Effective Time out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, which acts or omissions occurred prior to the Effective Time. Without limiting the foregoing, the Surviving Corporation shall periodically advance expenses as incurred with respect to the foregoing to the fullest extent permitted under applicable law provided that the person to whom the expenses are advanced provides an undertaking to repay such advance if it is ultimately determined that such person is not entitled to indemnification.

Amendment Agreement with NBCi

   On December 21, 2000, Telocity and NBC Internet, Inc. ("NBCi") entered into an Amendment Agreement (the "Amendment") pursuant to which the parties agreed to terminate the NBCi/Telocity Operating Agreement dated December 10, 1999 (the "Operating Agreement") and concurrently amended the Advertising Agreement dated December 14, 1999 by and between Telocity and NBCi (the "Advertising Agreement"). The Amendment provides, among other things, that upon the consummation of the Merger, the Operating Agreement will terminate, provided that, however, certain provisions of the Operating Agreement will survive. The Advertising Agreement was amended to include an additional $3.6 million in online, television and radio advertising through December 31, 2002. The Amendment also requires that Telocity and NBCi conduct good faith discussions regarding the possibility of an ongoing commercial relationship.

Waiver by NBCi of Right of First Negotiation

   On December 14, 2000, Telocity and NBCi entered into a letter agreement whereby NBCi agreed to waive its right of first negotiation as set forth in the Second Amended and Restated Investor Rights Agreement dated December 13, 1999 by and among Telocity and certain stockholders of Telocity (the "Rights Agreement"). The waiver is conditioned upon the execution of the Merger Agreement and the closing of the Merger on or before June 1, 2001 at a per share price of not less than $2.00 per share.

NBC Amendment and Waiver

   On December 20, 2000, Telocity and National Broadcasting Company ("NBC") entered into an amendment to the Advertising Agreement dated December 13, 1999 by and among Telocity and certain of its stockholders including NBC (the "NBC Amendment"). The NBC Amendment amends the Advertising Agreement to include an additional advertising expenditure of $3.0 million by Telocity through July 2002. The NBC Amendment further provides that the advertising spots provided by NBC between the fourth quarter of 2000 and June 14, 2002 will be broadcast according to a certain schedule. The NBC Amendment is executed by DIRECTV, Inc., a subsidiary of Hughes, as a third party beneficiary. In addition, the NBC Amendment also waives NBC's right of first negotiation as set forth in the Rights Agreement.

Item 4. The Solicitation or Recommendation.

   Since its inception in 1997, Telocity's customer acquisition costs have comprised a significant portion of its operating costs, including advertising, order fulfillment, installation, customer care and the cost of its proprietary residential gateway. Because of the significant up-front investment in each customer, a long business cycle elapses from the time of initiation of service until Telocity begins making a profit on that customer. As a result, given the fact that it only began shipping a significant number of residential gateways in early 2000, Telocity has not yet achieved profitability and requires additional financing in order to fund its operations.

   In May 2000, in light of significant operating losses and declining cash balances despite having met its operational goals, Telocity's management advised its Board of Directors that it needed to increase its capital base. Telocity considered issuing additional equity or other securities in the private and/or public market or selling all or part of the company or its assets, including the sale of its residential gateway business division.

   At the direction of the Board with these considerations in mind, from June 2000 to December 2000 Telocity's management, with the assistance of Donaldson, Lufkin & Jenrette Securities Corporation (subsequently acquired by an affiliate of Credit Suisse First Boston), explored various strategic alternatives including contacting many potential acquirors. During this period, Telocity contacted DIRECTV Global Digital Media, Inc. ("DGDM"), a wholly owned subsidiary of Hughes, and other potential investors it believed to be capable of and potentially interested in a purchase of, or significant investment in, Telocity.

   At the same time, Telocity retained Broadview International, LLC to explore the possible sale of its residential gateway business division. From October 2000 to December 2000, Broadview International, LLC approached various entities that it and Telocity had identified as potential acquirors of the gateway division and held meetings with several interested companies. Telocity received several preliminary verbal expressions of interest regarding an acquisition of the gateway business division. In each case, the proposed aggregate purchase price was far below Telocity's desired price, and the highest preliminary offer provided only enough cash, based on management's estimates, to support Telocity's ongoing cash requirements for approximately three or four additional months without access to additional funding. In addition, all of these offers required Telocity to enter into supply contracts with the purchaser to buy gateways at prices that guaranteed the buyer a profit on each unit, and, in management's judgment, would require the negotiation of complex terms and posed a significant risk of nonconsummation.

   On June 29, 2000, members of DGDM management participated in a telephone conference with members of Telocity's management during which Telocity's management presented an overview of Telocity's corporate structure and business operations. In July, 2000, members of DGDM management called Telocity's management to discuss potential business opportunities.

   From June 29, 2000 to July 18, 2000, the parties continued discussions.

   On July 18, 2000, members of DGDM management participated in a telephone conference with members of Telocity's management during which Telocity's management presented an overview of Telocity's technological capabilities.

   On July 28, 2000, DGDM and Telocity entered into a confidentiality letter agreement.

   On July 31, 2000, members of management of DGDM and Hughes met with Telocity's management at Telocity's headquarters in Cupertino, California. The Telocity representatives presented a general overview of the management and operations of Telocity. The representatives from DGDM and Hughes presented a general overview of DGDM's business and its plans for future growth. The parties engaged in general discussions about potential business opportunities between the two companies.

   On September 22, 2000, DGDM informed Telocity of DGDM's interest in further discussions about strategic business opportunities between the companies.

   On October 6, 2000, at Telocity's request, members of DGDM management met with Telocity's management and Credit Suisse First Boston at Telocity's headquarters regarding a strategic relationship with Telocity.

   On October 12, 2000, members of DGDM's management met with members of Telocity's management at Telocity's headquarters to review Telocity's financial and business models.

   From October 17, 2000 to October 31, 2000, members of DGDM's management continued discussions with members of Telocity's management regarding a possible transaction and alternative structures for the transaction.

   At a meeting of the Board on November 2, 2000, Patti Hart, Telocity's President and Chief Executive Officer, and Ned Hayes, Telocity's Chief Financial Officer, briefed the Board on the progress on each of the transactions Telocity had been pursuing, including a possible transaction with DGDM. Ms. Hart and Mr. Hayes discussed with the Board the risks and benefits of each transaction and indicated that at that time, the potential transaction with DGDM and its parent, Hughes, was continuing to progress and was emerging as the most viable option.

   From November 2, 2000 to November 3, 2000, and on November 7, 2000, members of Telocity's, DGDM's and Hughes' respective management and representatives of Chase H&Q, a division of Chase Securities Inc., Hughes' financial advisor, met in El Segundo, California to continue reviewing Telocity's business and financial models.

   At a meeting of the Board held on November 15, 2000, representatives of Broadview International, LLC updated the Board as to the progress of the potential sale of the gateway business division and representatives of Credit Suisse First Boston reviewed the progress on a possible transaction with DGDM, as well as with other companies. Ms. Hart reviewed with the Board several cash conservation scenarios prepared by management as well as employee retention and morale issues.

   On November 17, 2000, members of DGDM's management called Telocity's management to update Telocity on DGDM's and Hughes' interest in engaging in a transaction with Telocity.

   On November 20, 2000, representatives of an outside consultant hired by Hughes met with Mr. Obenhuber, Mr. Hayes and various Telocity employees at Telocity's offices and conducted technical due diligence.

   On November 21, 2000, the Executive Committee of the Board of Directors of Hughes and members of DGDM's management evaluated and discussed the potential for acquiring or entering into a strategic relationship with Telocity.

   On November 22, 2000, DGDM management submitted a letter of interest to Telocity (the "November 22 Letter"). Subject to several conditions, Hughes and/or DGDM made a non-binding proposal to acquire all of the fully diluted outstanding shares of Telocity pursuant to a definitive agreement to be negotiated during an exclusive period between the parties.

   At a special meeting of the Board held on November 27, 2000, the Board reviewed Telocity's financing and acquisition alternatives, including the proposal of Hughes and DGDM in the November 22 Letter. Outside legal counsel to Telocity advised the Board as to its fiduciary duties in connection with a proposal for a business combination. In addition, Telocity's management presented the preliminary verbal expressions of interest for an acquisition of the gateway division. The Board discussed the fact that the amount of cash that might result from the sale of the gateway business division under these proposals, based on management's estimates, would extend Telocity's available cash by only approximately three to four months. The Board then discussed the terms of the preliminary acquisition proposal contained in the November 22 Letter. The Board noted that there were no other parties interested in discussing an acquisition of the entire company at that time.

The Board deferred a decision until reviewing the final proposed written response to Hughes and the views of Telocity financial advisors regarding such proposal.

   At a special meeting of the Board held on November 28, 2000, the Board reviewed with Telocity's management, legal advisors and Credit Suisse First Boston a proposed counter-proposal by Telocity to the November 22 Letter. Credit Suisse First Boston reviewed with the Board the results of its discussions with potential interested acquirers and strategic partners and confirmed that no other parties had expressed interest in acquisition discussions at that time. The Board approved the counter-proposal, but directed management to continue discussions relating to the possible sale of the gateway division as an alternative. Following the meeting, Telocity sent its counter proposal to Hughes.

   In the morning of November 29, 2000, the Board of Directors of Hughes met and discussed the potential acquisition of Telocity. The Board of Directors of Hughes discussed the merits of the proposed transaction and the financial analysis thereof, and delegated authority to the Executive Committee of the Board of Directors of Hughes to authorize entering into the merger agreement and associated agreements to purchase all of the fully diluted outstanding shares of Telocity on terms and conditions approved by the Executive Committee, subject to a limitation on the aggregate consideration to be paid.

   On November 29, 2000, representatives of Hughes and DGDM contacted Patti Hart, to respond to Telocity's counter-proposal and to proposed revised terms. At a special meeting of the Board held on November 29, 2000, the Board reviewed the response from Hughes and DGDM to Telocity's counter-proposal with management, Credit Suisse First Boston and its legal advisors. Credit Suisse First Boston confirmed that it had not received any indication of interest from any other potential acquirer. After discussion, the Board authorized management to continue negotiations with Hughes and DGDM for the acquisition of Telocity. Outside legal counsel to Telocity advised the Board as to the next steps in the proposed transaction, and the Board's continuing fiduciary duties. The Board also directed management to seek waivers from NBC and NBCi of their respective rights of first negotiation under the Rights Agreement.

   On November 30, 2000, Ms. Hart advised representatives of DGDM of the Board's authorization to continue negotiations with Hughes. From November 30, 2000 to December 4, 2000, DGDM, Hughes and Telocity negotiated the terms of a letter agreement with respect to confidentiality and exclusivity (the "Confidentiality and Exclusivity Agreement"), including a "no shop" covenant. On December 4, 2000, Hughes and Telocity entered into the Confidentiality and Exclusivity Agreement, with carve outs permitting the continuation of discussions for the possible sale of the gateway division, provided no agreement was entered into during the exclusivity period, and discussions with NBC and NBCi regarding their rights of first negotiation.

   On November 30, 2000, Mr. Martin sent a letter to NBC and NBCi seeking a waiver of their respective rights of first negotiation with respect to an acquisition of Telocity under the Rights Agreement. In addition, management commenced discussions with representatives of NBC and NBCi for the termination of the Operating Agreement and the modification of advertising agreements with each of NBC and NBCi. Between November 30, 2000 and December 21, 2000, representatives of Telocity, NBC and NBCi negotiated the terms of these agreements.

   From December 6, 2000 to December 18, 2000, representatives from Hughes and DGDM visited Telocity headquarters and met with Telocity representatives, as well as representatives from their respective financial advisors, and continued their due diligence review.

   On December 8, 2000, members of DGDM and Telocity management met with representatives of NBCi at the offices of NBCi in San Francisco, California to discuss the restructuring of the Telocity/NBCi relationship and the waivers from NBC and NBCi of their respective rights of first negotiation pursuant to the Rights Agreement, dated as of December 13, 1999, by and among Telocity and certain of its stockholders. The representatives of NBCi agreed to respond by December 12, 2000.

   On December 12, 2000, Hughes' legal counsel provided Telocity's legal counsel with a draft of the Merger Agreement. Also on December 12, 2000, members of DGDM and Telocity management met with representatives of NBCi at Telocity's headquarters to follow up on the discussions that took place on December 8, 2000. The parties began to negotiate the termination of the Operating Agreement, and the waivers of the rights of first negotiation.

   On December 13, 2000, the Board met at a regularly scheduled meeting. Ms. Hart reviewed the status of Telocity's ongoing negotiations with Hughes and DGDM. Telocity's outside legal counsel reviewed the directors' fiduciary duties in considering an acquisition proposal and reviewed the terms of the initial draft of the Merger Agreement, including the two-step structure of the transaction, the conditions to the closing of the Offer and the Merger, termination provisions, and triggering events for break-up fees, outlined a negotiating strategy, and responded to questions from the directors. The Board received a status update on negotiations with NBC and NBCi regarding their waivers and the termination of the Operating Agreement and modification of the related advertising agreements.

   From December 12, 2000 to December 19, 2000, representatives of Telocity continued to negotiate with representatives of Hughes and DGDM regarding the terms of the transaction, including price.

   At a special meeting of the Board held on December 19, 2000, the Board reviewed with its advisors the status of the negotiations with Hughes and DGDM. Telocity's outside legal counsel reviewed the terms of the revised draft of the Merger Agreement with the Board, including a new condition that certain option exercises and related promissory notes be rescinded. The Board directed management to continue negotiations to secure interim financing from Hughes and DGDM, and to negotiate revisions to the Merger Agreement and revisions to certain related agreements. Credit Suisse First Boston then reviewed with the Board financial aspects of the proposed acquisition and responded to questions from the Board.

   From December 20, 2000 through December 21, 2000, management of Hughes and DGDM and their legal and financial advisors met with Telocity's management and legal and financial advisors in Palo Alto, California to negotiate final business terms for the acquisition, including the terms of the proposed Tender Agreement with the Significant Stockholders and the interim financing.

   On December 20, 2000, the Executive Committee of the Board of Directors of Hughes unanimously approved the proposed Merger Agreement, the Offer, and the proposed Tender Agreement.

   At a meeting of the Board on December 20, 2000, Telocity's outside legal counsel reviewed the results of negotiations of the terms of the proposed Merger Agreement and Tender Agreement and reviewed a proposal for interim financing. The Board then authorized Telocity's management and legal and financial advisors to continue to negotiate the terms of interim financing and the Merger Agreement and Tender Agreement. The Board also reviewed with its legal advisor the legal requirements for the rescission of certain option exercises and related promissory notes as set forth in the draft Merger Agreement.

   A second meeting of the Board was held later in the evening on December 20, 2000 to review the status of the negotiations between Telocity, DGDM and Hughes. The Board reviewed with Telocity's management and legal and financial advisors the results of negotiations on the terms of interim financing and the Merger Agreement and Tender Agreement. The Board reviewed with its legal advisor the no shop covenant, termination rights and fees, the terms of the Tender Agreement and the other terms and conditions of the transaction and considered with its outside legal counsel the effect of these provisions on a competing transaction, concluding that the provisions, separately and as a whole, were not preclusive. The Board also considered the condition in the Merger Agreement requiring that Telocity rescind certain option exercises and related promissory notes prior to the closing of the Merger and the accounting implications thereof. Credit Suisse First Boston reviewed with the Board its financial analysis of the $2.15 per Share cash consideration payable in the Offer and the Merger and delivered to the Board its oral opinion (which opinion was subsequently confirmed by delivery of a written opinion dated December 21,
2000) to the effect that, as of the
date of the opinion and based on and subject to the matters stated in such opinion, the $2.15 per Share cash consideration to be received in the Offer and the Merger, taken together, by the holders of Shares (other than Hughes and its affiliates) was fair, from a financial point of view, to such holders. After full discussions, the Board unanimously approved the Merger Agreement, the Offer and the Merger, concluding that the Offer and Merger were fair to and in the best interests of the Telocity stockholders. The Board also approved the termination of the Operating Agreement and the amendment of the NBC and the NBCi advertising agreements, subject to receipt of a waiver from NBC and NBCi of their rights of first negotiation. In connection with, and conditioned on, the approval of the Merger Agreement, after considering the reasons for the transaction with Hughes, and determining that the rescission complied with the requirements of Delaware law, the Board approved the rescission of the option exercises and related promissory notes.

   On December 21, 2000, NBC and NBCi delivered their respective waivers of their rights of first negotiation and agreed to amend their respective advertising agreements. NBCi also agreed to terminate the Operating Agreement. Also on December 21, 2000, the Significant Stockholders, Hughes and the Purchaser entered into the Tender Agreement and Hughes, the Purchaser and Telocity executed the Merger Agreement. The Merger Agreement and the Offer were announced before the opening of business on December 21, 2000 by the issuance of a joint press release by Hughes and Telocity.

Recommendation of the Board

   At a meeting held on December 20, 2000, the Board unanimously (i) approved the terms of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (ii) determined that the Offer, the Merger and the other transactions to be effected pursuant to the Merger Agreement are fair and in the best interests of the stockholders of the Company and (iii) resolved to recommend that the stockholders of the Company accept the Offer, approve the Merger Agreement and tender their Shares pursuant to the Offer.

Reasons for the Recommendation

   The following discussion of the factors considered by the Board is not intended to be exhaustive but summarizes all material factors considered by the Board in making its recommendation. In view of the wide variety of factors considered by the Board, the Board did not find it practical to and did not quantify or assign any relative or specific weights to the following factors or determine that any factor was of particular importance, nor did it specifically characterize any factor as positive or negative, except as described below. The Board viewed its position and recommendation as being based on the totality of the information presented. In addition, individual members of the Board may have given differing weights to differing factors and may have viewed certain factors more positively or negatively than others. Throughout its deliberations, the Board consulted with our management and legal and financial advisors. In reaching its conclusion that the Offer and the Merger are fair to and in the best interest of the Company and its stockholders, the Board principally considered the material factors listed below:

     (i) the business, results of operations, financial condition and future prospects of the Company if it were to retain its current ownership structure;

     (ii) the alternatives available to the Company, including continuing to maintain the Company as an independent company and not engaging in any extraordinary transaction;

     (iii) the Company's rapidly declining cash position, and the fact that without a significant capital infusion, the Company could not survive as an independent company;

     (iv) the impact on the valuation of the Company if it were required to take the steps necessary to reduce its rate of cash consumption in the likely event the Company is unable to secure the additional financing that it requires to continue as an independent company;

     (v) the Company's need for approximately $750 million to $800 million in additional financing to fund its business to the point where it was projected to be cash flow positive and the potential impact of these capital requirements on the likelihood of alternative offers to acquire the Company;

     (vi) the recent rapidly declining market values of companies in the DSL services industry in light of the lack of available capital in the current market environment and the low probability that these market values would recover over the short-term;

     (vii) the fact that despite meeting or exceeding the Company's operational goals, the current market conditions make it extremely unlikely that the Company would be able to secure the significant additional financing that it needs in the short term to continue as an independent company;

     (viii) the risk of significant employee defection at all levels in the near term as a result of employee concerns regarding the Company's limited cash reserves and declining market value and the likely effect of such defections on the Company's attractiveness as an acquisition candidate;

     (ix) the fact that prior to announcement of the signing of the Merger Agreement, (A) the Company's vendors had begun to scale back their installations of the Company's residential gateways, due in part to concerns over the Company's declining cash reserve (B) the Company's management advised that if the Company could not secure financing in the near term, its vendors would likely cease installations of the Company's products and (C) the Company's other suppliers and service providers would also likely cease supplying products and services due to concerns over the Company's ability to meet its obligations;

     (x) the results of a comprehensive review of potential partners, including inquiries made by the Company and its financial advisors to likely interested participants in the DSL and related industries and other possible interested buyers, regarding a strategic alliance, partnership, business combination or similar transaction with the Company, which inquiries indicated that, other than some preliminary interest in a potential sale of the Company's gateway division, none of those companies, except Hughes, had any significant interest in entering into any such transaction;

     (xi) initial discussions with certain companies regarding the sale of the Company's gateway division, which discussions indicated that the terms for such a sale were likely to be complex and would not provide that the Company could purchase gateways from the acquiror of the gateway division through a credit arrangement with such acquiror, would require extensive negotiation and would involve a significant risk of non-consummation; and that the likely range of proceeds from such a transaction would provide cash sufficient for only a few additional months of working capital;

     (xii) the substantial premium which the $2.15 per Share cash consideration payable in the Offer and the Merger represents over current and recent trading prices for the Shares and the fact that such consideration represents a premium of over 50% to the closing sale price of the Shares of $1.406 on December 20, 2000 (the trading day immediately prior to the date on which the Company announced the signing of the Merger Agreement);

     (xiii) the provisions of the Merger Agreement pursuant to which Hughes agreed to lend to the Company up to $20 million on February 1, 2001, pursuant to a convertible promissory note, or sooner under some circumstances, and the fact that the Company would have access to this capital even if Hughes terminated the Merger Agreement, except in certain limited circumstances;

     (xiv) the extensive arms-length negotiations between the Company and Hughes, leading the Board to believe that $2.15 per Share represented the highest price per Share that could be negotiated with Hughes;

     (xv) the opinion dated December 21, 2000 of Credit Suisse First Boston to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $2.15 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Hughes and its affiliates). The full text of Credit Suisse First Boston's written opinion dated December 21, 2000, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Credit Suisse First Boston, is attached hereto as Annex B and is incorporated herein by reference. Credit Suisse First Boston's opinion is directed only to the fairness, from a financial point of view, of the $2.15 per Share cash consideration to be received in the Offer and the Merger by holders of Shares (other than Hughes and its affiliates) and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares in the Offer or as to any other matters relating to the Offer or the Merger. Holders of Shares are urged to read such opinion carefully in its entirety;

     (xvi) the fact that the provisions of the Merger Agreement limit the risk of non-consummation and allow the Company, under certain circumstances and upon payment of a termination fee and expense reimbursement, to terminate the Merger Agreement to accept a transaction representing a Superior Proposal (as defined in the Merger Agreement);

     (xvii) the fact that, in the Board's opinion, the amount of the termination fee and expense reimbursement that would be required to be paid in the event a Superior Proposal is accepted does not represent a material impediment to any serious potential bidder;

     (xviii) the view of the Board, based in part on the factors noted in clauses (v), (x) and (xi) above, regarding the likelihood of a Superior Proposal arising;

     (xix) the fact that the Offer need not be commenced until February 1, 2001, and need not be closed until April 2, 2001, which was a later start to the Offer and a longer offer period than would be typical for a tender offer, but that risks of non-consummation despite the longer Offer period were not believed to be significant in light of the fact that the conditions to Hughes' obligation to consummate the Offer were customary, not unduly onerous, and in particular, that the Tender Agreements delivered by the Significant Stockholders required the tender of sufficient shares to satisfy the minimum condition that a majority of Shares be tendered;

     (xx) the fact that Hughes was willing to accept any and all validly tendered Shares in the Offer, followed by a second-step Merger at the same price, and as a result of this two-step structure, there was a reasonable possibility that Telocity stockholders could sell their Shares to Hughes in the Offer earlier than if the transaction were effected as a one-step merger;

     (xxi) the fact that non-tendering stockholders would receive the payment for their Shares in the Merger at the earliest possible time since Hughes would likely be able to effect a short-form merger given the high percentage of Shares required to be tendered under the Tender Agreements and that the Company had provided Hughes an option to purchase, if necessary, a sufficient number of newly issued Shares to meet the requirements of a short-form merger under Delaware law;

     (xxii) the fact that the transaction was for cash, which meant the Company's stockholders would no longer have an equity interest in the Company, but that a stock transaction had not been, and was considerably less certain to be, approved by Hughes and its affiliates and was likely to take longer to consummate, creating additional uncertainty and risk for Company's stockholders; and

     (xxiii) the potential conflicts of interest between the Company and one of its directors and certain of its executive officers with respect to the Offer and Merger, particularly in connection with the condition contained in the Merger Agreement requiring the Company to rescind certain option exercises and related promissory notes issued by employees in connection with such exercises (all as described in Item 3 hereof).

Intent to Tender

   To the best of the knowledge of Telocity, after making reasonable inquiry, each of Telocity's executive officers, directors and affiliates currently intend to tender pursuant to the Offer all Shares held of record or beneficially owned by them as of the date of the Merger Agreement.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

   The Company has retained Credit Suisse First Boston as its exclusive financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Credit Suisse First Boston's engagement, the Company has agreed to pay Credit Suisse First Boston for its financial advisory services in connection with the Offer and the Merger an aggregate fee equal to a percentage of the total consideration payable in the Offer and the Merger. The aggregate fee payable to Credit Suisse First Boston is currently estimated to be approximately $3.75 million. The Company also has agreed to reimburse Credit Suisse First Boston for reasonable out-of-pocket expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Credit Suisse First Boston and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Credit Suisse First Boston's engagement. Credit Suisse First Boston and its affiliates in the past have provided services to the Company and to Hughes and certain of its affiliates, and currently are providing services to Hughes and certain of its affiliates, unrelated to the Offer and the Merger, for which services Credit Suisse First Boston has received, and will receive, compensation. Credit Suisse First Boston's advisory team for the Company, which advisory team had been part of Donaldson, Lufkin & Jenrette Securities Corporation prior to its acquisition by an affiliate of Credit Suisse First Boston, did not include any member of Credit Suisse First Boston's advisory team currently providing services to Hughes and certain of its affiliates. In the ordinary course of business, Credit Suisse First Boston and its affiliates may actively trade the debt and equity securities of the Company and of Hughes and its affiliates for their and their affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

Item 6. Interest in Securities of the Subject Company.

   On October 31, 2000, the following officers of the Company acquired shares of the Company's common stock pursuant to the Company's Employee Stock Purchase
Plan:

                                                                          Price
                                                                Number of  Per
        Name                                                     Shares   Share
        ----                                                    --------- -----
   Vicki Foshee................................................   1,167   $2.44
   Kevin Grundy................................................   1,167   $2.44
   Patti Hart..................................................   1,167   $2.44
   Edward Hayes................................................   1,167   $2.44
   Scott Martin................................................   1,167   $2.44
   Jim Morrissey...............................................   1,167   $2.44
   Thomas Obenhuber............................................   1,167   $2.44
   Peter Olson.................................................   1,167   $2.44

   In the 60 days prior to January 30, 2001, pursuant to the Company's stock option plan the Company has granted options to purchase 58,960 Shares to current employees and repurchased 106,627 Shares from terminated employees in the ordinary course of business.

   Except as set forth in this Item 6, no transactions in Telocity's common stock during the 60 days prior to January 30, 2001, have been effected by Telocity or, to the best of Telocity's knowledge, by any executive officer, director, affiliate or subsidiary of Telocity.

Item 7. Purposes of the Transaction and Plans or Proposal.

   Except as described or referred to in this Statement, no negotiation is being undertaken or engaged in by Telocity which relates to or would result in
(i) a tender offer or other acquisition of Telocity's common stock by Telocity, any of its subsidiaries or any other person (ii) an extraordinary transaction, such as a merger, reorganization, or liquidation involving Telocity or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets by Telocity or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Telocity. The information set forth under "Purpose of the Offer; Plans for Telocity" and "Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

   Except as described or referred to in this Statement, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts entered into in response to the Offer that would relate to one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information.

Delaware General Corporation Law

   As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person become an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is
(x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of a least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Board of Directors has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

   Under the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without the approval of the Company's stockholders. However, if the Purchaser does not acquire at least 90% of the shares of Common Stock pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under the DGCL, a significantly longer period of time will be required to effect the Merger. However, pursuant to the Merger Agreement, the Company has granted Hughes the option to purchase that number of shares of the Company's common stock equal to the lowest number of shares, that when added to the shares of the Company's common stock acquired by Hughes pursuant to the Offer, is equal to one share more than 90% of the shares of the Company's common stock then outstanding. Hughes may exercise this option at any time after Hughes has acquired less than 90% of the shares outstanding and prior to (i) the Effective Time or (ii) the termination of the Merger Agreement by its terms.

Regulatory Filings

   Under the Hart-Scott-Rodino Antitrust Improvements Act ("HSR Act"), and the rules that have been promulgated thereunder by the Federal Trade Commission ("FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the United States Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer is subject to such requirements.

   Pursuant to the HSR Act, the Company and General Motors Corporation, the parent company of Hughes, each filed a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC on January 23, 2001. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares under the Offer may not be consummated until the expiration of a 15 day waiting period following the filing by GM, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. Such waiting period may be extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. Pursuant to the HSR Act, GM and the Company have requested early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15 day HSR Act waiting period will be terminated early. If either the FTC or the Antitrust Division were to request additional information or documentary material from Parent with respect to the Offer, the waiting period with respect to the Offer would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance with such request. Thereafter, the waiting period could be extended only by court order. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer must be extended (if the sole condition remaining unsatisfied is the expiration or termination of the applicable waiting period under the HSR Act) and, in any event, the purchase of and payment for Shares will be deferred until ten days after the request is substantially complied with, unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. It is a condition to the Offer that the HSR Act waiting period applicable to the Offer expires or is terminated.

   The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could, notwithstanding termination of the waiting period, take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of Shares so acquired or divestiture of substantial assets of Parent or the Company or any of their respective subsidiaries. State attorneys general may also bring legal actions under the antitrust laws, and private parties may bring such actions under certain circumstances.

   While the Company does not believe that the acquisition of Shares by Purchaser will violate the antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

                                    EXHIBITS

   (a)(1)     Offer to Purchase dated February 1, 2001 (incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by Purchaser with respect to the Company on February 1, 2001 ("Schedule TO"))
   (a)(2)     Letter of Transmittal (incorporated by reference to Exhibit (a)(2)
              to Schedule TO)
   (a)(3)     Information Statement Pursuant to Section 14(f) of the Securities
              Exchange Act of 1934 and Rule 14f-1 thereunder (incorporated by reference and attached hereto as Annex A)
   (a)(4)     Opinion of Credit Suisse First Boston Corporation, dated December
              21, 2000 (incorporated by reference and attached hereto as Annex B)
 ++(a)(5)     Press Release, dated December 21, 2000, regarding the proposed transaction between Hughes Electronics Corporation and Telocity
              Delaware, Inc.
 ++(a)(6)     Transcript of teleconference, dated December 22, 2000, concerning the proposed agreement between Hughes Electronics Corporation and
              Telocity Delaware, Inc.
   (a)(7)     Letter to Telocity Stockholders dated February 1, 2001
 ++(a)(8)     Press Release dated January 25, 2001, concerning financial results for the fourth quarter and year-ended December 31, 2000
 ++(a)(9)     Transcript of conference call, dated January 25, 2001, concerning financial results for the fourth quarter and year-ended December 31,
              2000
 ++(a)(10)    Telocity employee question and answer document dated December 21,
              2000
 ++(a)(11)    Telocity employee transaction newsletter dated January 18, 2001, concerning the proposed transaction between Hughes and the Company
   (a)(12)    Press Release, issued jointly by Hughes Electronics Corporation and
              Telocity Delaware, Inc. filed February 1, 2001 (incorporated by reference to Exhibit (a)(10) to Schedule TO)
 ++(e)(1)     Agreement and Plan of Merger among Hughes Electronics Corporation,
              DIRECTV Broadband Inc. and Telocity Delaware, Inc. dated as of
              December 21, 2000 (incorporated by reference to Exhibit 2.1 to the
              Registrant's Current Report on Form 8-K previously filed on
              December 28, 2000. (File No. 000-30125))
 ++(e)(2)     Tender and Stockholder Support Agreement, dated as of December 21,
              2000, by and among Hughes Electronics Corporation, DIRECTV Broadband
              Inc., and certain stockholders of Telocity Delaware, Inc.
              (incorporated by reference to Exhibit 2.2 to the Registrant's
              Current Report on Form 8-K previously filed on December 28, 2000.
              (File No. 000-30125))
  (e)(3)      Employment Agreement between the Company and Patti Hart dated May 5,
              1999
  (e)(4)      Employment Agreement between the Company and Edward Hayes dated
              December 3, 1999, as amended
  (e)(5)      Employment Agreement between the Company and Jim Morrissey dated
              September 14, 1999
  (e)(6)      Employment Agreement between the Company and Regina Wiedemann dated
              September 13, 1999
  (e)(7)      Employment Agreement between the Company and Scott Martin dated
              December 8, 1999
  (e)(8)      Employment Agreement between the Company and Vicki Foshee dated
              December 10, 1999, as amended
  (e)(9)      Employment Agreement between the Company and David Finley dated July
              14, 2000, as amended
  (e)(10)     Employment Agreement between the Company and Robert Sandor dated
              August 16, 2000
  (e)(11)     Founder Stock Purchase Agreement between the Company and Peter Olson dated December 23, 1997
  (e)(12)     Founder Stock Purchase Agreement between the Company and Michael
              Solomon dated December 23, 1997
  (e)(13)     Founder Stock Purchase Agreements between the Company and Thomas
              Obenhuber dated December 23, 1997 and June 10, 1998
  (e)(14)     Founder Stock Purchase Agreement between the Company and Kevin
              Grundy dated June 10, 1998
  (e)(15)     Form of Option Exercise and Note Rescission Agreement between the
              Company and certain executive officers and a director of the Company
  (e)(16)     Form of Mutual Release and certain executive officers and a director of the Company
  (e)(17)     Form of Indemnification Agreement between the Company and each of its officers and directors
  (e)(18)     NBCi/Telocity Operating Agreement dated December 10, 1999 by and among NBC Internet, Inc. and the Company, as amended
  (e)(19)     Advertising Agreement dated December 14, 1999, by and among NBC
              Internet, Inc. and the Company, as amended
  (e)(20)     Second Amended and Restated Investor Rights Agreement by and among the Company and certain stockholders of the Company dated December
              13, 1999
  (e)(21)     NBC TV Advertising Inventory Agreement by and among National
              Broadcasting Company, Inc. and the Company, as amended

--------
 ++Previously filed

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TELOCITY DELAWARE, INC.

                                                  /s/ Scott Martin
                                          By: _________________________________
                                            Scott Martin
                                            Executive Vice President, Chief
                                            Administrative Officer and
                                            Corporate Secretary

                                                                         ANNEX A

                            TELOCITY DELAWARE, INC.
                         10355 North De Anza Boulevard
                          Cupertino, California 95014

                               ----------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
            OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND
                             RULE 14f-1 THEREUNDER

   This Information Statement is being mailed on or about February 1, 2001, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of shares of common stock, $0.001 par value per share (the "Shares"), of Telocity Delaware, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by DIRECTV Broadband Inc., a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Hughes Electronics Corporation, a Delaware corporation ("Hughes"), to at least a majority of the seats on the board of directors of the Company (the "Company Board"). Such designation is to be made pursuant to Section 1.4 of the Agreement and Plan of Merger, dated December 21, 2000 (the "Merger Agreement"), among Hughes, Purchaser and the Company.

   This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

   Pursuant to the Merger Agreement, on February 1, 2001, Purchaser commenced a cash tender offer to acquire all of the issued and outstanding Shares (the "Offer"). The Offer is scheduled to expire at 5:00 p.m., New York time, on April 2, 2001, unless the Offer is extended. Following the successful completion of the Offer, upon approval by a stockholder vote, if required, and subject to certain other conditions, Purchaser will be merged with and into the Company (the "Merger") and the Company shall become a wholly owned subsidiary of Hughes.

   The information contained in this Information Statement concerning Purchaser has been furnished to the Company by Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

General

   The Shares are the only class of securities outstanding having the right to vote for the election of the Company's directors. Each Share entitles its record holder to one vote. As of January 30, 2000, there were 81,356,495 Shares issued and outstanding.

The Company's Board of Directors

   If Purchaser purchases Shares pursuant to the Offer, the Merger Agreement provides that Hughes will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of (i) the number of authorized directors on the Board of Directors (giving effect to the directors elected pursuant to this paragraph) and (ii) the percentage that the number of Shares purchased by Purchaser or any affiliate thereof bears to the aggregate number of Shares then outstanding (the "Percentage"), and the Company shall, upon the election and request by Purchaser, promptly increase the size of the Board of Directors and/or secure the resignations of such number of directors as is necessary to enable Purchaser's designees to be elected to the Board of Directors and shall cause Purchaser's designees to be so elected. At the request of Purchaser, the Company will cause such individuals designated by Purchaser to constitute the same Percentage of (i) each committee of the Board, (ii) the board of directors of each subsidiary of the Company and (iii) the committees of each such board of directors. Notwithstanding the foregoing, the Company, Purchaser and Hughes shall use their respective reasonable efforts to ensure that at least three of the members of the Board of Directors shall at all times prior to the effective time of the Merger be Continuing Directors (as defined below). After the time that Purchaser's designees constitute at least a majority of the Board of Directors and until the effective time of the Merger, any (i) amendment or termination of the Merger Agreement by or on behalf of the Company, (ii) exercise or waiver of any of the Company's rights or remedies under the Merger Agreement, extension of time for the performance or waiver of any of the obligations or other acts of Hughes or Purchaser under the Merger Agreement or
(iii) other action by the Company in connection with the Merger Agreement, shall require the approval of a majority of the then-serving directors, if any, who are not designees of Purchaser (the "Continuing Directors"), except to the extent that applicable law requires that such action be acted upon by the full Board of Directors, in which case such action will require the concurrence of both a majority of the Board of Directors and a majority of the Continuing Directors. If a vacancy among the Continuing Directors exists, the remaining Continuing Director or Directors shall be entitled to designate persons to fill such vacancies, who shall be deemed Continuing Directors for purposes of the Merger Agreement. In the event there is only one remaining Continuing Director and he or she resigns or is removed, or if all Continuing Directors resign or are removed, he, she or they, as applicable, shall be entitled to designate his, her or their successors, as the case may be, each of whom shall be deemed a Continuing Director for purposes of the Merger Agreement.

   As of the date of this Information Statement, Hughes has not determined who will be Hughes' Designees. However, Hughes' Designees will be selected from among the persons listed in Schedule I attached hereto. Schedule I also includes certain information with respect to each such person. Each of the persons listed in Schedule I has consented to serve as a director of the Company if appointed or elected. None of such persons currently is a director of, or holds any positions with the Company. Hughes and the Purchaser have advised the Company that, to the best of their knowledge, none of the persons listed on Schedule I or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") other than with respect to transactions between Hughes, the Purchaser and the Company that have been described in the Schedule TO or this Information Statement.

   Hughes has advised the Company that none of the persons listed in the table above has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under Item 401(f) of Regulation S-K promulgated by the SEC.

   It is expected that Hughes' Designees may assume office at any time following the purchase by Purchaser of a majority of outstanding Shares pursuant to the Offer, which purchase cannot be earlier than twenty business days after February 1, 2001 and that, upon assuming office, Hughes' Designees will thereafter constitute at least a majority of the Board.

                        DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors

   The following table sets forth certain information with respect to the Company's directors, executive officers and other key employees as of December 31, 2000.

          Name           Age                                    Position
          ----           ---                                    --------
Patti Hart.............. 44  President, Chief Executive Officer and Director
Peter Olson............. 58  Executive Vice President, Chief Technical Officer and Director
David Finley............ 35  Chief Operating Officer
Edward Hayes............ 45  Executive Vice President and Chief Financial Officer
Scott Martin............ 44  Executive Vice President, Chief Administrative Officer and Corporate Secretary
Jim Morrissey........... 51  Executive Vice President and Chief Marketing Officer
Kevin Grundy............ 43  Senior Vice President, Engineering
Thomas Obenhuber........ 45  Senior Vice President, Corporate Development
Regina Wiedemann........ 39  Senior Vice President, Business Development
Vicki Foshee............ 43  Senior Vice President, Service Delivery & Support
Robert Sandor........... 47  Senior Vice President, Operations
David Wilson............ 33  Vice President, Financial Services
David Cowan............. 34  Director
Christie Hefner......... 48  Director
Andrew Rappaport........ 43  Director
Elisabeth Sami.......... 32  Director
James Scheinman......... 34  Director
Michael Solomon......... 48  Director
Randall Strahan......... 48  Director

   Patti Hart has served as President, Chief Executive Officer and as a member of the Company's Board of Directors since June 1999. From February 1994 through April 1999, Ms. Hart was at Sprint Corporation, where she most recently served as President and Chief Operating Officer of Sprint Corporation's Long Distance Division. At Sprint, Ms. Hart also served as President of Sprint Business, President of Sales and Marketing, and President of the Business Services Group. Ms. Hart is a member of the board of directors of Vantive Corp. and Premisys Corp.

   Peter Olson, one of the Company's founders, has served as our Executive Vice President and Chief Technical Officer since July 1998. Previously, Mr. Olson served as our President and Chief Executive Officer from the Company's incorporation in August 1997 until July 1998. Mr. Olson has served on the Company's Board of Directors since August 1997. From June 1982 through December 1994, Mr. Olson served as Chief Technical Officer of Octel Communications Corporation, a company he co-founded. Mr. Olson is a member of the board of directors of Flycast Communications Corp., IMP, Inc. and Netpulse Communications, Inc.

   Edward Hayes has served as the Company's Executive Vice President and Chief Financial Officer since January 2000. From July 1996 through December 1999, Mr. Hayes worked at Lucent Technologies Inc., where from July 1997 he served as Financial Vice President and Chief Financial Officer of Lucent's Global Service

Provider Business. From July 1995 through July 1996, Mr. Hayes worked at Unisys Corporation, where from November 1995 he served as Vice President, Chief Financial Officer and Chief Information Officer of Unisys' Global Professional Services Division. From April 1990 through July 1995, Mr. Hayes worked at ASEA Brown Boveri (ABB), Inc. the U.S. subsidiary of the joint venture between ASEA and BBC Brown Boveri, where from September 1993 he served at Vice President, Chief Financial Officer and Chief Information Officer of ABB Nuclear Operations.

   Scott Martin has served as the Company's Executive Vice President, Chief Administrative Officer and Corporate Secretary since December 1999. From October 1982 through August 1999, Mr. Martin held various positions at Van Kampen Investments Inc., including Senior Vice President and Deputy General Counsel from January 1995.

   Jim Morrissey has served as the Company's Executive Vice President and Chief Marketing Officer since September 1999. From January 1980 through September 1999, Mr. Morrissey held various positions at Grey Advertising, including Executive Creative Director and Executive Vice President from December 1995.

   Kevin Grundy, one of the Company's founders, has served as our Senior Vice President, Engineering since December 1997. From February 1997 through November 1997, Mr. Grundy served as President and CEO of Aspen Internet Systems, Inc., a DSL modem company. From June 1995 through August 1997, Mr. Grundy served as Vice President of Engineering and Operations at Minerva Systems, an MPEG encoder company. From June 1994 through June 1995, Mr. Grundy was Director of Engineering at Auspex Systems, Inc., a high reliability network data storage company. Previously, Mr. Grundy worked at NeXT, Incorporated as Executive Director, Manufacturing Engineering and Production, where he was responsible for all hardware engineering, manufacturing and support.

   Thomas Obenhuber, one of the Company's founders, has served as our Senior Vice President, Corporate Development since February 2000. From August 1997 to February 2000, Mr. Obenhuber served as Senior Vice President, Business and Product Planning. From January 1995 through July 1997, Mr. Obenhuber served as Vice President, Operations and Engineering at Genuity, a national backbone Internet service provider that he co-started. From July 1990 through January 1995, Mr. Obenhuber worked at Sun Microsystems where he most recently served as Director, System Architecture.

   Vicki Foshee has served as the Company's Senior Vice President, Service Delivery and Support since January 2000. From February 1999 to January 2000, Ms. Foshee served as General Manager, Vice President Service Delivery at NorthPoint Communications, a provider of digital subscriber line technology. From February 1998 through February 1999, Ms. Foshee was the Senior Director of Southwestern Bell Corp for SBC Telecom, Inc., a provider of telecommunications services. From January 1995 through February 1998, Ms. Foshee was the Director of AT&T ICSC centers for SBC Telecom, Inc.

   David Wilson has served as the Company's Vice President, Financial Services since April 2000. From September 1990 to January 2000, Mr. Wilson was an auditor for PriceWaterhouseCoopers, where he last held the position of Senior Manager.

   David Finley has served as the Company's Chief Operating Officer since July 2000. From May 1999 to July 2000, Mr. Finley served as President of Hardwood Technologies, an Information Technology consulting company. From August 1997 to May 1999, Mr. Finley served as Chief Operating Officer and Assistant to the President at Sprint Corporation's Long Distance Division. From May 1994 to August 1997, Mr. Finley served as National Account Manager for Sprint Long Distance.

   Robert Sandor has served as the Company's Senior Vice President, Operations since September 2000. From September 1999 to September 2000, Mr. Sandor was Vice President of Operations with Engage, Inc., an Internet advertising company. From August 1998 to September 1999, Mr. Sandor was Vice President of Network Operations and Customer Service with General Magic, Inc., an Internet services company. From

October 1997 to March 1998, Mr. Sandor was Vice President of Operations with Internex, an Internet services company. From April 1993 to October 1997, Mr. Sandor was Director of Network Operations and Information Technology with Gemstar, an interactive television company.

   Regina Wiedemann has served as the Company's Senior Vice President, Business Development since October 1999. From June 1999 through September 1999 Ms. Wiedemann served as Vice President of Business Development for Notify Technology Corp., a consumer telephony and Internet notification device company. From August 1997 through October 1998, Ms. Wiedemann was Vice President of Commercial Services for Infonet, a global data communications company. From January 1996 through July 1997, Ms. Wiedemann served as Vice President of Sales and Channel Management at Pacific Bell Internet. From February 1988 through December 1995, Ms. Wiedemann worked at Sprint, where she last held the position was Executive Assistant to the President of Multimedia.

   David Cowan has served on the Board of Directors since July 1998. Mr. Cowan is the Managing General Partner of Bessemer Venture Partners, which he joined in August 1992. From August 1996 through May 1997, he served as Chief Executive Officer of Visto Corporation, an Internet-based personal information company. From March 1995 through December 1996, he served as Chairman and Chief Financial Officer of VeriSign, Inc. Mr. Cowan is a member of the boards of directors of Flycast Communications Corp., Keynote Systems, Inc., VeriSign, Inc., Worldtalk Communications Corp., and several private companies.

   Christie Hefner has served on the Board of Directors since May 2000. Ms. Hefner is the Chairman and Chief Executive Officer of Playboy Enterprises, a multimedia company, a position which she has held since November 1988. Ms. Hefner is a member of the board of directors of Playboy Enterprises, Inc.

   Andrew Rappaport has served on the Board of Directors since October 1997. Mr. Rappaport has been a general partner at August Capital since August 1996. From August 1984 through July 1996, Mr. Rappaport was President of The Technology Research, Inc. Mr. Rappaport is a member of the board of directors of Silicon Image, Inc. and MMC Networks, Inc., as well as several private corporations.

   Elisabeth Sami has served on the Board of Directors since December 2000. Ms. Sami has been the Vice President of Business Development at NBC, Inc. since March 1997. From May 1993 to March 1997, Ms. Sami was Vice President of Business Development at Discovery Communications, Inc.

   James Scheinman has served on the Board of Directors since December 2000. Mr. Scheinmann has been the Senior Vice President of Business Development at NBC Internet, Inc. since October 1998. From October 1995 to October 1998, Mr. Scheinman was an associate with the law firm Gray Cary Ware & Freidenrich LLP.

   Michael Solomon, one of the Company's founders, has served on the Board of Directors since the Company's incorporation in August 1997 and served as our Interim CEO from June 1998 through July 1999. Mr. Solomon has been at Mohr, Davidow Ventures since March 1996. From July 1994 through September 1999, Mr. Solomon also worked as an advisor and consultant. Mr. Solomon is a member of the board of directors of Flycast Communications Corp. and several private corporations.

   Randall Strahan has served on the Board of Directors since December 1998. From January 1999 through December 1999, Mr. Strahan served as President and Chief Executive Officer of Telmax Communications Corporation, a DSL equipment company, and is currently chairman of its board of directors. Since November 1999, Mr. Strahan has served as a Venture Partner at Mohr, Davidow Ventures. From November 1978 through January 1998, Mr. Strahan was at Pacific Bell, where he most recently held the position of President, Service Operations.

Meetings of the Board and Committees

   During 2000, the Company Board held 19 meetings. All directors attended at least 75% of the aggregate number of meetings held by the Company Board and meetings held by all committees on which each such director served during his or her term of office. The Company Board has an Audit Committee and a Compensation Committee, but does not have a Nominating Committee.

   The Audit Committee currently consists of Andrew Rappaport, Randall Strahan and Michael Solomon. Mr. Rappaport serves as Chairman of the Audit Committee. The functions of the Audit Committee include recommending the independent auditors to the Company Board, reviewing and approving the planned scope of the annual audit, proposed fee arrangements and the results of the annual audit, reviewing the adequacy of accounting and financial controls, reviewing the independence of the independent auditors, approving all assignments to be performed by the independent auditors, reviewing transactions between the Company and its officers and directors and instructing the independent auditors, as deemed appropriate, to undertake special assignments. During the year 2000, the Audit Committee held five formal meetings. The Company Board has adopted a written charter for the Audit Committee (the "Audit Committee Charter"). As of February 1, 2001, the Company's annual audit had not been completed and, therefore, the Audit Committee had neither reviewed nor discussed the year 2000 audited financial statements with management and had not recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report. The Audit Committee has discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards 61. Additionally, the Audit Committee has received the written disclosures and the letter from the independent accounts required by Independence Standards Board Standard No. 1 and has discussed with the independent accountants their independence. The members of the Audit Committee are independent as independence is defined in Rule 4200(a)(14) of the National Association of Securities Dealers' listing standards.

   The Compensation Committee currently consists of David Cowan and Michael Soloman. Mr. Cowan serves as Chairman of the Compensation Committee. The Compensation Committee reviews and recommends salaries, bonuses and other compensation for corporate executive officers and other members of senior management. During the year 2000, the Compensation Committee held three meetings.

Compensation Committee Interlocks and Insider Participation

   The Company's Board established the Compensation Committee in December 1999. Prior to establishing the Compensation Committee, the Board of Directors as a whole performed the functions delegated to the Compensation Committee. No member of the Compensation Committee has served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the Company's Board of Directors or Compensation Committee. Since the formation of the Compensation Committee, none of its members has been an officer or employee of the Company.

                             EXECUTIVE COMPENSATION

   The following table provides certain summary information concerning the compensation paid to or accrued by the Company for the fiscal years ended December 31, 1998, and 1999, and 2000 for of the Company's Chief Executive Officer and the Company's four other most highly compensated officers whose compensation exceeded $100,000 for the period (hereinafter referred to as the "Named Executive Officers"):

                           SUMMARY COMPENSATION TABLE

                                  Annual Compensation           Long-Term Compensation
                         -------------------------------------- -----------------------
                                                                Securities
Name and Principal                               Other Annual   Underlying  All Other
Position                 Year  Salary   Bonus   Compensation(1)  Options   Compensation
------------------       ---- -------- -------- --------------- ---------- ------------
Patti Hart(2)........... 2000 $350,000 $ 65,962           0       200,000           0
 President and Chief     1999 $140,000        0     $ 3,097     3,226,274    $150,000(3)
 Executive Officer       1998      --       --          --            --          --

Peter Olson............. 2000 $280,000 $ 61,565           0             0           0
 Executive Vice          1999 $223,333        0     $ 9,961         7,714           0
 President               1998 $135,000        0     $ 7,485        82,286           0
 and Chief Technical
 Officer

Edward Hayes(4)......... 2000 $284,114 $ 39,343           0       335,000     325,000(5)
 Executive Vice          1999      --       --          --        370,000         --
 President               1998      --       --          --            --          --
 and Chief Financial
 Officer

Scott Martin(6)......... 2000 $211,020 $ 32,517           0        25,000     150,000(7)
 Executive Vice          1999 $ 12,279        0           0       245,000           0
 President,              1998      --       --          --            --          --
 Chief Administrative
 Officer and Corporate
 Secretary

Jim Morrissey(8)........ 2000 $275,000 $360,465           0             0    $942,735(9)
 Executive Vice          1999 $ 77,211        0     $80,939(10)   800,000    $357,992(11)
 President               1998      --       --          --            --          --
 and Chief Marketing
 Officer

--------
 (1) Includes only health insurance premiums paid by the Company unless otherwise noted.
 (2) Ms. Hart became an executive officer of the Company in June 1999.
 (3) The Company paid Ms. Hart a $150,000 signing bonus pursuant to her employment agreement.
 (4) Mr. Hayes became an executive officer of the Company in January 2000.
 (5) The Company paid Mr. Hayes a $325,000 signing bonus pursuant to his employment agreement.
 (6) Mr. Martin became an executive officer of the Company in December 1999.
 (7) The Company paid Mr. Martin a $150,000 signing bonus pursuant to his employment agreement.
 (8) Mr. Morrissey became an executive officer of the Company in September
     1999.
 (9) Includes $666,667 in debt forgiveness and $36,068 for costs related to housing and moving. Also includes $240,000 in contingent compensation that Mr. Morrissey is required to repay to the Company if the Company's stock is publicly traded at $20 or more per share on October 1, 2001.
(10) Includes $1,422 in health insurance premiums paid by the Company and $79,517 in debt forgiveness pursuant to Mr. Morrissey's employment agreement.
(11) Includes $147,992 payment for closing costs related to the sale of Mr. Morrissey's house (which includes a $66,918 gross up component to cover Mr. Morrissey's additional taxes) and $60,000 in contingent compensation that Mr. Morrissey is required to repay to the Company in the event the Company's stock is publicly traded at $20 or more per share on October 1, 2001, all of which the Company paid pursuant to Mr. Morrissey's employment agreement. Also includes a $150,000 signing bonus paid to Mr. Morrissey pursuant to his employment agreement.

Option Grants in 2000

   The following table sets forth information concerning grants of stock options to the Named Executive Officers who received stock options during 2000. All options granted to the Named Executive Officers in the last fiscal year were granted under the Telocity Delaware, Inc. 2000 Equity Incentive Plan (the "Plan"). The percent of the total options set forth below is based on an aggregate of 6,012,365 options granted to employees during the year ended December 31, 2000.

                    Stock Option Grants In Last Fiscal Year

                                    % of Total                     Potential Realizable Value
                         Number of   Options                         at Assumed Annual rates
                         Securities Granted to Exercise            Of Stock Price Appreciation
                         Underlying Employees   Price                  for Option Terms(3)
                          Options     During     Per    Expiration ---------------------------
Name                     Granted(1)   Period   Share(2)    Date         5%            10%
----                     ---------- ---------- -------- ---------- ---------------------------
Patti Hart..............  200,000      3.32%    $ 5.56   6/21/10   $    699,326 $    1,772,194
Jim Morrissey...........        0       --         --        --             --             --
Peter Olson.............        0       --         --        --             --             --
Edward Hayes............   25,000      0.42%    $12.00   3/28/10   $    188,667 $      478,110
                          160,000      2.66%    $ 5.56   6/21/10   $    559,461 $    1,417,756
                          150,000      2.49%    $ 3.28   9/29/10   $    309,414 $      784,100
Scott Martin ...........   25,000      0.42%    $ 5.56   6/21/10   $     87,471 $      221,524

--------
(1) Generally, initial grants of options granted in 2000 under the Plan vest according to the following schedule: 1/4 of the options vest on the first anniversary of the date of grant and 1/48 of the options vest monthly thereafter.
(2) All options were granted at an exercise price equal to the fair market value of the common stock on the date of grant.
(3) Potential realizable value represents hypothetical gains that could be achieved for the options if exercised at the end of the option term assuming that the fair market value of the Company's common stock appreciates at 5% and 10% over the option term of ten years based on per-share market price at the time of grant and that the option is exercised and sold on the last day of its option term for the appreciated stock price. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the SEC and do not represent the Company's estimate or projection of the Company's future common stock price.

   AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

Option Exercises in 2000 and Values at December 31, 2000

   The following table provides information with respect to the Named Executive Officers concerning the exercise of options during the last fiscal year and unexercised options held as of the end of the fiscal year:

                                                               Number of
                                                         Securities Underlying
                                   Shares                 Unexercised Options
                                  Acquired               at December 31, 2000
                                     on        Value   --------------------------
Name                              Exercise    Realized Exercisable  Unexercisable
----                              --------    -------- -----------  -------------
Patti Hart.......................       0       $ 0      200,000           0
Jim Morrissey....................       0         0            0           0
Peter Olson......................       0         0            0           0
Edward Hayes .................... 370,000(1)      0      705,000(1)        0
Scott Martin ....................       0         0      270,000(2)        0

--------
(1) Mr. Hayes had exercised 370,000 options on January 5, 2000, however, this exercise was rescinded on December 22, 2000 and the Shares are now deemed exercisable options. See "Rescission Agreements."
(2) Mr. Martin had exercised 245,000 options on December 16, 1999, however, this exercise was rescinded on December 22, 2000 and the Shares are now deemed exercisable options. See "Rescission Agreements."

Employment Agreements and Termination of Employment Arrangements

   Unless otherwise specified below, for purposes of the Company's employment agreements with its executive officers, a "change of control" or "ownership change event" is defined as and shall be deemed to have occurred if any of the following occurs: (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of more than fifty percent of the voting stock of the Company; (ii) a merger or consolidation in which the Company is a party; (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company; or (iv) a liquidation or dissolution of the Company. Therefore, the closing of the Offering constitutes a change of control or ownership change event under these agreements.

   Whenever the term "for cause" or "good reason" is used below, it means "for cause" or "good reason," respectively as defined in that individual's employment agreement, each of which is filed as an exhibit hereto and is incorporated by reference herein.

   On May 5, 1999, the Company entered into an at will employment agreement with Patti Hart, President and Chief Executive Officer of the Company, pursuant to which Ms. Hart received a salary of $300,000 per year. Ms. Hart's current salary is $400,000 per year. Ms. Hart also received a signing bonus of $150,000 and a bonus of $100,000 at the end of her first year of service as the Company's Chief Executive Officer. After two years of service as the Company's Chief Executive Officer and for each year of employment after that, Ms. Hart is eligible under her agreement to earn a performance bonus in accordance with a performance bonus plan. The agreement also provides for a stock option grant for the purchase of up to 3,226,274 shares of the Company's common stock. Ms. Hart exercised this option in full on June 22, 1999, at an exercise price of $0.35 per share. The shares obtained upon exercise of the option are subject to the Company's right of repurchase which lapses as the shares vest at a rate of 1/48 per month of employment. If Ms. Hart is terminated other than for cause or she resigns for good reason sixty days prior to or within twelve months following an ownership change event, Ms. Hart is entitled to (i) a lump sum payment of twelve months salary, (ii) a lump sum payment of her target annual performance bonus for the term in which her employment is terminated,
(iii) continued benefits for twelve months, and (iv) vesting of one half of any unvested shares. If the Company terminates Ms. Hart's employment without cause absent a change of control, Ms. Hart is entitled to (i) continued payment of her salary for twelve months following her termination, (ii) a pro rata portion of her target performance bonus for the year, and (iii) twelve months vesting of any unvested shares. In connection with the Offer, the Compensation Committee accelerated all of Ms. Hart's unvested shares. For a description of the terms of the acceleration, see Item 3 of the Schedule 14D-9 of which this Annex A is a part.

   Effective January 1, 1998, the Company entered into at will employment agreements with Peter Olson and Thomas Obenhuber under which they were to receive salaries of $180,000 and $120,000 per year, respectively; their current salaries are $280,000 and $225,000 per year, respectively. In addition, under their agreements, Messrs. Olson and Obenhuber are each eligible for a performance bonus for each year of employment based upon the achievement of performance objectives. The amount of these bonuses is to be negotiated annually. If Messrs. Olson or Obenhuber are terminated without cause or if any of them resign for good reason, the individual so terminated will receive his compensation, including pro-rated bonuses, and benefits for three months following termination, plus continued vesting of shares for six months. Effective February 25, 1998, the Company entered into an employment agreement with Kevin Grundy containing the same material terms, except that Mr. Grundy was to receive a salary of $120,000 per year. Mr. Grundy's current salary is $225,000.

   On December 3, 1999, the Company entered into an at will employment agreement with Edward Hayes, Executive Vice President and Chief Financial Officer of the Company, which was subsequently amended on November 29, 2000 and December 17, 2000. Pursuant to the agreement as amended, Mr. Hayes receives a salary of $250,000 per year. Mr. Hayes also received a signing bonus of $325,000 and he is eligible to participate in the Company's bonus program. The agreement also provides for a stock option grant for the purchase of up to 370,000 shares of the Company's common stock. Mr. Hayes exercised this option in full on January 5, 2000, at an exercise price of $3.00 per share. On December 22, 2000, Mr. Hayes rescinded the exercise of these options pursuant to an Option Exercise and Note Rescission Agreement with the Company. For a more detailed discussion of this rescission see Item 3 of the Schedule 14D-9 of which this Annex A is a part. The shares subject to the option grant vest 1/4 after 12 months of employment, and an additional 1/48 per month of employment thereafter. If Mr. Hayes is terminated without cause or he resigns for good reason, we will pay him a lump sum severance payment equal to 12 months of salary and target incentive bonus, remove any vesting cliff and immediately vest the greater of 75% of his unvested stock options or an amount equivalent to an additional six months of vesting. In connection with the Offer, the Compensation Committee accelerated all of Mr. Hayes' unvested shares. For a description of the terms of the acceleration see Item 3 of the Schedule 14D-9 of which this Annex A is a part. Mr. Hayes' agreement also provides that in consideration for devoting his full energies to the Company and foregoing the consideration of other marketing opportunities, provided he is not terminated for cause, resigns other than for good reason, or seeks alternate employment prior to such date, he will be entitled to a retention bonus of $750,000 on the earlier of (i) the date he is terminated by the Company without cause, (ii) the date he resigns for good reason or (iii) April 1, 2001.

   On September 14, 1999, the Company entered into an at will employment agreement with Jim Morrissey, Executive Vice President and Chief Marketing Officer of the Company, under which Mr. Morrissey receives a salary of $275,000 per year. Mr. Morrissey also received a signing bonus of $150,000. On January 4, 2000, Mr. Morrissey received an additional bonus of $150,000 as required by his employment agreement for meeting certain objectives mutually agreed upon by Mr. Morrissey and the Company. Upon our initial public offering, Mr. Morrissey received a bonus of $150,000 based upon certain objectives. In the event of certain payments under his agreement, Mr. Morrissey is entitled to receive gross up payments. The agreement also provides for a stock option grant for the purchase of up to 800,000 shares of the Company's common stock, which Mr. Morrissey exercised in full on September 14, 1999, at a an exercise price of $0.75 per share. The shares obtained upon exercise of the option are subject to the Company's right of repurchase which lapses at a rate of 1/4 after one year of employment, and an additional 1/48 per month of employment thereafter. In order to leave his previous employment, Mr. Morrissey was required to make payments to his former employer. To facilitate his departure, the Company loaned Mr. Morrissey $2 million as follows: on December 6, 1999 the Company provided Mr. Morrissey with a $900,000 loan and on January 5, 2000, the Company provided Mr. Morrissey with a $1,100,000 loan, the principal and interest on both loans will be forgiven by the Company at a rate of 1/36 per month over three years beginning on September 20, 1999 and January 1, 2000, respectively. Upon Mr. Morrissey's termination for cause or his voluntary resignation other than for good reason, the loans become due within 90 days. Pursuant to Mr. Morrissey's agreement the Company provides Mr. Morrissey with a monthly housing allowance of $20,000 for 24 months beginning on October 1, 1999. If the Company's stock trades at $20 or more per share on October 1, 2001, then Mr. Morrissey will be required to repay the allowance; otherwise, the Company will forgive the entire housing allowance. If Mr. Morrissey is terminated without cause or he resigns with good reason, he will receive his base salary for one year, continued payment of his housing allowance for one year, discharge of any of his obligations to repay loans or his housing allowance to us, and removal of any vesting cliff plus six months acceleration of his option vesting. Upon a change of control, Mr. Morrissey will vest the greater of one half of his unvested shares subject to the stock option or an amount equivalent to an additional six months vesting. In connection with the Offer, the Compensation Committee accelerated all of Mr. Morrissey's unvested shares. For a description of the terms of the acceleration see Item 3 of the Schedule 14D-9 of which this Annex A is a Part.

   On December 8, 1999, the Company entered into an at will employment agreement with Scott Martin, Executive Vice President, Chief Administrative Officer and Corporate Secretary of the Company, pursuant to which Mr. Martin received a salary of $190,000 per year. Mr. Martin's current salary is $200,000 per year. Mr. Martin also received a signing bonus of $150,000. The agreement also provides for a stock option grant for the purchase of up to 245,000 shares of the Company's common stock. Mr. Martin exercised the option in full on December 16, 1999, at a price of $3.00 per share. Mr. Martin subsequently rescinded the exercise of these options pursuant to an Option Exercise and Note Rescission Agreement with the Company. For a more detailed discussion of this rescission see Item 3 of the Schedule 14D-9 of which this Annex A is a part. The shares subject to the option grant vest 1/8 after six months of employment, and an additional 1/48 per month of employment thereafter. If Mr. Martin is terminated without cause, or he resigns for good reason, one month prior to or within one year after a change of control, the Company will continue to pay Mr. Martin his base salary for six months, remove any vesting cliff and immediately vest one half of his unvested stock options. If Mr. Martin is terminated without cause or he resigns for good reason absent a change in control, the Company will remove any vesting cliff, pay Mr. Martin a lump sum of $150,000 and make continued medical and dental benefits to Mr. Martin for six months. In connection with the Offer, the Compensation Committee accelerated all of Mr. Martin's unvested shares. For a description of the terms of the acceleration see Item 3 of the Schedule 14D-9 of which this Annex A is a part.

   On September 13, 1999, the Company entered into an at will employment agreement with Regina Wiedemann, Senior Vice President, Business Development of the Company, pursuant to which Ms. Wiedemann received a salary of $140,000 per year. Ms. Wiedemann's current salary is $220,000. The agreement also provides for a stock option grant for the purchase of up to 240,000 shares of the Company's common stock. Ms. Wiedemann exercised the option in full on October 26, 1999 at a price of $1.50 per share. The shares obtained upon exercise of the option are subject to the Company's right of repurchase which lapses 1/8 after six months of employment, and an additional 1/48 per month of employment thereafter. If, following a change of control, Ms. Wiedemann is terminated or she resigns for good cause, Ms. Wiedemann shall receive an additional six months of salary, benefits and vesting. In connection with the Offer, the Compensation Committee accelerated all of Ms. Wiedemann's unvested shares. For a description of the terms of the acceleration see Item 3 of the Schedule 14D-9 of which this Annex A is a part.

   On July 14, 2000, the Company entered into an at will employment agreement with David Finley, Chief Operating Officer of the Company, which was subsequently amended on November 29, 2000 and December 17, 2000. Pursuant to the agreement as amended, Mr. Finley receives a salary of $280,000 per year. Mr. Finley also received a signing bonus of $150,000. If Mr. Finley voluntarily resigns his employment without good reason before the first anniversary of his commencement of employment, he shall repay a pro rata share of the signing bonus based on the time remaining in his first year of service. The agreement also provides for a stock option grant for the purchase of up to 500,000 shares of the Company's common stock at a price of $3.28 per share. The shares subject to the option grant vest 1/4 after 12 months of employment, and an additional 1/48 per month of employment thereafter. Under Mr. Finley's agreement, the Company extended to Mr. Finley a full recourse promissory note in an amount not to exceed $400,000 in connection with his purchase of a home. The promissory note is secured by a second lien on Mr. Finley's home and accrues interest at a rate of 8% per annum. Interest accrues quarterly to principal, and principal plus all accrued interest on the note is due and payable upon the first to occur of (i) 60 months from the commencement of his employment with the Company, (ii) 12 months following termination of Mr. Finley's employment with the Company and (iii) upon Mr. Finley's sale or transfer of 100,000 shares of the Company's stock. Mr. Finley's agreement provides that if he is terminated without cause or resigns for good reason absent a change of control, he will receive (i) a lump sum payment equal to 50% of his annual salary, (ii) 12 equal payments thereafter of the remaining 50% of his annual salary, (iii) a lump sum payment of his then current annual target bonus, (iv) reimbursement for the cost of continuing his medical coverage for himself and any eligible dependents under COBRA for one year following the date of his termination or resignation, and (v) vesting of 50% of any remaining unvested shares. Mr. Finley's agreement also provides that if Mr. Finley is terminated without cause or resigns for good reason within one year of a change of control, he will receive (i) a lump sum payment equal to 50% of his annual salary,

(ii) 12 equal payments thereafter of the remaining 50% of his annual salary,
(iii) a lump sum payment of his then current annual target bonus, (iv) reimbursement for the cost of continuing his medical coverage for himself and any eligible dependents under COBRA for one year following the date of his termination or resignation, and (v) the equivalent of vesting of 36 months of any unvested stock options if his termination or resignation occurs prior to the one year anniversary of his commencement of employment with the Company or, if he is terminated or resigns after the one year anniversary of his commencement of employment with the Company, vesting of 75% of any unvested stock options. In connection with the Offer, the Compensation Committee accelerated all of Mr. Finley's unvested shares. For a description of the terms of the acceleration see Item 3 of the Schedule 14D-9 of which this Annex A is a part. Mr. Finley's agreement also provides that in consideration for devoting his full energies to the Company and foregoing the consideration of other marketing opportunities, provided he is not terminated for cause, resigns other than for good reason, or seeks alternate employment prior to such date, he will be entitled to a retention bonus of $750,000 on the earlier of (i) the date he is terminated by the Company without cause, (ii) the date he resigns for good reason or (iii) April 1, 2001.

   On December 10, 1999, the Company entered into an employment agreement with Vicki Foshee, Senior Vice President, Service Delivery and Support of the Company, pursuant to which she was to receive an annual salary of $150,000. Ms. Foshee's current salary is $190,000. Ms. Foshee also received a signing bonus of $20,000. The agreement also provides for a stock option grant on December 15, 1999, for the purchase up to 85,000 shares of the Company's common stock. Ms. Foshee exercised the option in full on January 18, 2000. On December 26, 2000 Ms. Foshee rescinded the exercise of these options pursuant to an Option Exercise and Note Rescission Agreement with the Company. For a more detailed discussion of this rescission see Item 3 of the Schedule 14D-9 of which this Annex A is a part. The agreement also provides for a stock option grant on May 24, 2000, for the purchase of up to an additional 100,000 shares of the Company's common stock at an exercise price of $5.50 per share. The shares subject to the option grants vest 1/8 after six months of employment, and an additional 1/42 per month of employment thereafter. On October 10, 2000, the Company entered into an amendment to Ms. Foshee's employment agreement which provides that in the event Ms. Foshee is terminated without cause or resigns for good reason within one year after a change of control, she is entitled to
(i) a waiver of the 6 month vesting cliff applicable to each of the option grants, (ii) six months acceleration per option grant, or an amount of acceleration that would bring her to 50% vesting in each of her option grants, which ever is greater, and (iii) six months continued salary and benefits. In connection with the Offer, the Compensation Committee accelerated all of Ms. Foshee's unvested shares. For a description of the terms of the acceleration see Item 3 of the Schedule 14D-9 of which this Annex A is a part.

   On January 24, 2000, the Company entered an employment agreement with David Wilson, Vice President, Financial Services of the Company, pursuant to which Mr. Wilson receives an annual salary of $150,000. The agreement also provides for a stock option grant for the purchase of up to 100,000 shares of the Company's common stock, Mr. Wilson exercised the option in full on February 24, 2000 at an exercise price of $9.00 per share. On December 27, 2000, Mr. Wilson subsequently rescinded the exercise of these options pursuant to an Option Exercise and Note Rescission Agreement with the Company. For a more detailed discussion of this rescission see Item 3 of the Schedule 14D-9 of which this Annex A is a part. The shares subject to the option grant vest 1/4 after twelve months of employment, and an additional 1/30 per month thereafter. Mr. Wilson's agreement provides that if Mr. Wilson is terminated without cause or resigns for good reason, he is entitled to a lump sum cash payment equal to three months of his then-existing salary. In connection with the Offer, the Compensation Committee accelerated all of Mr. Wilson's unvested shares. For a description of the terms of the acceleration see Item 3 of the Schedule 14D-9 of which this Annex A is a part.

   On August 16, 2000, the Company entered into an employment agreement with Robert Sandor, Senior Vice President, Operations of the Company, pursuant to which Mr. Sandor receives an annual salary of $200,012.04. The agreement also provides for a performance bonus of $33,000 upon the completion of certain objectives. The agreement provides for a stock option grant for the purchase of up to 130,000 shares of the Company's common stock, and an additional 25,000 shares upon successful completion of the bonus objectives. The shares subject to the option grants vest 1/4 after one year of employment, and an additional

1/36 per month of employment thereafter. Mr. Sandor's agreement also provides that if he is terminated without cause or resigns for good reason within one year after a change of control, he is entitled to (i) a waiver of the one year vesting cliff, (ii) six months acceleration per grant, or an amount of acceleration that would bring him to 50% vesting, which ever is greater, and
(iii) six months continued salary and benefits. In connection with the Offer, the Compensation Committee accelerated all of Mr. Sandor's invested shares. For a description of the terms of the acceleration see Item 3 of the Schedule 14D-9 of which this Annex A is a part.

Founder Stock Purchase and Repurchase Agreements

   On December 23, 1997, the Company entered into Founder Stock Purchase Agreements with Peter Olson, Michael Solomon and Thomas Obenhuber (the "December 23, 1997 Agreements"), pursuant to which Mr. Olson, Mr. Solomon and Mr. Obenhuber purchased 4,662,000, 1,554,000 and 480,000 shares, respectively at a price of $0.0005 per share. The shares are subject to the Company's right of repurchase which lapsed 11/32 on October 3, 1997 for Messrs. Olson and Solomon, and 1/8 on February 3, 1998 for Mr. Obenhuber. The remaining shares vest at a rate of 1/42 per month. The Company's option to repurchase the unvested shares terminates upon a change of control, as defined and set forth in the December 23, 1997 Agreements. The December 23, 1997 Agreements give the Company a right of first refusal before a founder may transfer or sell any of their shares. The December 23, 1997 Agreements also provide each founder piggyback registration rights as set forth in the agreements.

   In order to reallocate its founders' stock, the Company entered into agreements to repurchase certain founder's shares. On June 1, 1998, the Company entered into Founder Stock Repurchase Agreements with Mr. Olson and Mr. Solomon to repurchase 2,662,000 shares of the Company's common stock from Mr. Olson at a price of $0.0005 per share, and 154,000 shares of the Company's common stock from Mr. Solomon at a price of $0.0005 per share. On June 10, 1998, the Company entered into supplemental Founder Stock Purchase Agreements (the "June 10, 1998 Agreements") with Mr. Obenhuber and Kevin Grundy pursuant to which Mr. Obenhuber and Mr. Grundy purchased 1,120,000 and 1,600,000 shares, respectively at a price of $0.005 per share. The shares purchased pursuant to the June 10, 1998 Agreements are subject to the Company's right of repurchase which lapsed 7/48 on December 3, 1997 and 1/42 per month thereafter. The Company's option to repurchase the unvested shares terminates upon the occurrence of certain events within one year of a change of control, as defined in the June 10, 1998 Agreements. The June 10, 1998 Agreements give the Company a right of first refusal before a founder may transfer or sell any of his shares.

   With respect to the June 10, 1998 Agreements, the Company's right to repurchase unvested options terminates if within one year of the change of control (as defined in the December 23, 1997 Agreements): (i) there is a decrease in the employee's base salary, benefits and/or bonus compensation,
(ii) there is a material breach by the Company of the June 10, 1998 Agreement or the applicable founder's employment agreement or (iii) the Company fails to obtain the assumption of the June 10, 1998 Agreement or the applicable founder's employment agreement by the Company's successor or assign.

   With respect to the December 23, 1997 Agreements, a change of control shall be deemed to have occurred and the Company's right to repurchase unvested options terminates, upon any of the following events: (i) the direct or indirect sale or exchange by the stockholders of the Company of all or substantially all of the stock of the Company where the stockholders of the Company before such sale or exchange do not retain, directly or indirectly, at least a majority of the beneficial interest in the voting stock of the Company;
(ii) a merger in which the stockholders of the Company before the merger do not retain, directly or indirectly, at least a majority of the beneficial interest in the voting stock of the Company; or (iii) the sale, exchange, or transfer of all or substantially all of the Company's assets (other than a sale, exchange, or transfer to one or more corporations where the stockholders of the Company before such sale, exchange, or transfer retain, directly or indirectly, at least a majority of the beneficial interest in the voting stock of the corporation(s) to which the assets were transferred). Therefore the closing of the Offer constitutes a change of control under the December 23, 1997 Agreements.

Rescission Agreements

   Prior to the Company's initial public offering, the Company's stock option plans permitted employees to exercise their stock options by issuing the Company a full recourse promissory note, secured by the stock obtained upon exercise of the option. This provision in the Company's stock option plans was designed to allow employees to obtain shares when the exercise price equalled the then current fair market value. From adoption of the Company's first stock option plan until the date of the Company's initial public offering, most of the Company's employees who received stock options exercised them through the issuance of promissory notes. Due to the decline in share price of the Company's stock in recent months, in December 2000 the principal amounts of many outstanding promissory notes were greater than the value of the respective shares of stock securing such notes (the "Underwater Notes"). As a result of the large number of employees with outstanding Underwater Notes, many with significant outstanding principal amounts, employee morale was threatened. In addition, the Company had received several threats of litigation by current and former employees challenging the Underwater Notes.

   Under the Merger Agreement it is a condition to the closing of the Offer that prior to December 31, 2000 the Company enter into rescission agreements with, and obtain releases from, holders of at least 80% of the aggregate outstanding principal amount of all Underwater Notes issued during 2000 (the "2000 Promissory Notes"). In addition, it is a condition of the Merger that the Company enter into rescission agreements and releases with all other persons holding Underwater Notes prior to the closing of the Merger. On December 20, 2000, in connection with, and conditioned on, the approval of the Merger Agreement, after considering the reasons for the transaction with Hughes, and determining that the rescission complied with the requirements of Delaware law, the Board of Directors of the Company approved the rescission of the option exercises and transactions in which Underwater Notes were issued.

   On December 21, 2000, the date of the Merger Agreement, the aggregate outstanding principal amount of the 2000 Promissory Notes was $12,015,540. Between the date the Merger Agreement was executed and December 31, 2000, the Company entered into Option Exercise and Note Rescission Agreements (the "Rescission Agreements") and Mutual Releases (the "Releases"), forms of which are filed as exhibits hereto and incorporated by reference, with 67 persons representing $1,971,890 in aggregate outstanding principal amount under the 2000 Promissory Notes (or 99.6% of the total aggregate outstanding principal amount under the 2000 Promissory Notes). Accordingly, the condition in the Merger Agreement relating to the rescission of the Underwater Notes and associated option exercises has been satisfied. The net result of the rescission is that employees hold options at the original exercise price. No cash exchanged hands in connection with the original option exercise or at the rescission.

   Each Rescission Agreement provides for the rescission of the note maker's option exercise and promissory note, the cancellation and re-conveyance of the promissory note to such note maker and the tender of the shares issued upon exercise of such note maker's option to the Company. The Release provides that the Company and the note maker each release and discharge any and all claims they may have against each other. As of January 31, 2001, the Company had entered into Rescission Agreements and Releases with 76 people representing 100% of the total $12,804,540 in outstanding principal amount under the Underwater Notes.

   The following director and executive officers of the Company entered into a Rescission Agreement and Release with the Company providing for the rescission of his or her option exercise and promissory note, the cancellation and re-conveyance of his or her promissory note and the tender to the Company of the shares issued upon exercise of his or her option:

                                       Option      Shares   Principal Amount of
            Name & Title           Exercise Price Rescinded   Note Rescinded
            ------------           -------------- --------- -------------------
   Randall Strahan................     $12.00       50,000      $  600,000
    Director

   Kevin Grundy...................     $ 9.00      150,000      $1,350,000
    Senior Vice President,
    Engineering

   Thomas Obenhuber...............     $ 9.00      150,000      $1,350,000
    Senior Vice President,
    Corporate Development

   Edward Hayes...................     $ 3.00      370,000      $1,110,000
    Executive Vice President and
    Chief Financial Officer

   David Wilson...................     $ 9.00      100,000      $  900,000
    Vice President, Financial
    Services

   Scott Martin...................     $ 3.00      245,000      $  735,000
    Executive Vice President,
    Chief Administrative Officer
    and
    Corporate Secretary

   Vicki Foshee...................     $ 3.00       85,000      $  255,000
    Senior Vice President,
    Service Delivery and Support

401(k) Plan

   The Company has established an employee savings and retirement plan commonly known as a 401(k) plan. The 401(k) plan provides that each participant may contribute between 1% and 20% of his or her pre-tax gross compensation, up to a statutorily prescribed annual limit of $10,500 in 2000. The 401(k) plan is intended to qualify under Section 401(k) of the United States tax code, so that contributions to the 401(k) plan by employees or by the Company and the investment earnings on those contributions are not taxable to the employees until withdrawn. Employees are eligible to participate on the first day of the first full month following commencement as an employee. All amounts contributed by employee participants and earnings on these contributions are fully vested at all times. Employee participants may elect to invest their contributions in various established funds. While the Company has the option of matching our employee's contributions with a discretionary employer contribution, we currently do not do so. If our 401(k) plan qualifies under Section 401(k) of the United States tax code, any contributions we make will be deductible by us.

Director Compensation

   All non-employee directors who commence service following the initial public offering are granted an option to purchase 40,000 Shares on the date on which they commence their board service. These Shares will vest and become exercisable in four equal annual installments. The exercise price shall be the closing price of the stock on the date of grant.

   All non-employee directors who have served for at least six (6) months prior to the Company's annual stockholder meeting will be granted an additional option to purchase 10,000 Shares on the date of the annual meeting. These Shares will vest and become exercisable in full on the day immediately preceding the date of the next annual meeting. The exercise price shall be the closing price of the stock on the date of grant.

   Non-employee, non-affiliate directors shall receive an annual cash retainer of $18,000 paid quarterly ($4,500 per quarter) at the end of each quarter and an additional $5,000 paid quarterly ($1,250 per quarter) at the end of each quarter for each committee on which such director serves. In lieu of a quarterly cash payment a director may elect to take such payment in the form of stock or stock options. If a director elects to receive stock, the number of Shares to be issued will be determined by dividing the payment to be received by the closing price of the stock on the date of payment. If a director elects to receive a stock option, the number of Shares subject to the option will be determined by dividing the payment to be received by 50% of the closing price and the exercise price of the option shall be 50% of the closing price.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

   Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Shares and other equity securities of the Company. Officers, directors, and greater than ten-percent stockholders are required to furnish the Company with copies of all Section 16(a) forms they file.

   To the Company's knowledge, based solely upon a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the last fiscal year ended December 31, 2000, all
Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with by such persons.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Beneficial Ownership

   The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of January 30, 2001, by the following:

   . each stockholder known by us to own beneficially more than 5% of our common stock;

   . each of our executive officers named in the compensation table in the section entitled "Executive Compensation;"

   . each of our directors; and

   . all directors and executive officers as a group.

   The address for those individuals for which an address is not otherwise indicated is 10355 North De Anza Boulevard, Cupertino, California 95014.

   The number of Shares beneficially owned and the percent of shares outstanding are based on (a) 81,356,495 shares outstanding as of January 30, 2001. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. All Shares subject to options exercisable within 60 days following January 30, 2001 are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the number of Shares beneficially owned and the percent of ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percent ownership of any other person. Except as indicated in the other footnotes to the table and subject to applicable community property laws, based on information provided by the persons named in the table, these persons have sole voting and investment power with respect to all Shares shown as beneficially owned by them.

                                                                   Shares Subject
                                           Shares      Percent of   to Right of
                                        Beneficially     Shares    Repurchase as
   Name or Group of Beneficial Owners      Owned       Outstanding  of 12/31/00
   ----------------------------------   ------------   ----------- --------------
   Directors and Executive Officers
   David Cowan.......................     9,050,088(1)    11.12%           --
    Bessemer Ventures Partners
    535 Middlefield Road, Suite 245
    Menlo Park, California 94025
   Patti Hart........................     3,577,137       4.40%      2,016,421
   Christie Hefner...................             0         *              --
   Peter Olson.......................     2,500,065       3.07%            --
   Andrew Rappaport .................    15,026,102(2)    18.50%           --
    August Capital
    2480 Sand Hill Road, Suite 101
    Menlo Park, California 94025
   James Scheinman ..................     6,382,632(3)    7.75%            --
    NBC Internet, Inc.
    225 Bush Street
    San Francisco, California 94104
   Elisabeth Sami ...................     8,779,198(4)    10.65%           --
    National Broadcasting Company,
    Inc.
    30 Rockefeller Plaza
    New York, NY 10112

                                                                  Shares Subject
                                         Shares       Percent of   to Right of
   Name or Group of Beneficial        Beneficially      Shares    Repurchase as
   Owners                                Owned        Outstanding  of 12/31/00
   ---------------------------        ------------    ----------- --------------
   Michael Solomon .................   8,538,355(5)      10.49%        72,844
    Mohr, Davidow Ventures
    2775 Sand Hill Road
    Menlo Park, California 94025
   Randall Strahan .................      311,500(6)         *            --
    Mohr, Davidow Ventures
    2775 Sand Hill Road
    Menlo Park, California 94025
   Scott Martin.....................      246,167(7)         *            --
   Edward Hayes.....................      371,167(8)         *            --
   Jim Morrissey....................      800,000            *        533,334
   All directors and officers as a
    group (Twelve persons)(12)......   55,582,411(9)     68.10%     2,622,599
   5% Stockholders:
   Entities affiliated with August     15,026,102(2)     17.76%           --
    Capital, L.P ...................
    2480 Sand Hill Road, Suite 101
    Menlo Park, California 94025
   NBC Internet, Inc. ..............    6,382,632(3)      7.75%           --
    225 Bush Street
    San Francisco, California 94104
   Entities affiliated with National
    Broadcasting Company, Inc ......    8,779,198(4)     10.65%           --
    30 Rockefeller Plaza
    New York, NY 10112
   Entities affiliated with Bessemer    9,050,088(1)     11.12%           --
    Venture Partners ...............
    1400 Old Country Road, Suite 407
    Westbury, New York 11590
   Entities affiliated with Mohr,       8,849,855(10)    10.87%        72,844
    Davidow Ventures ...............
    2775 Sand Hill Road
    Menlo Park, California 94025

--------
 * Represents less than 1%
(1) Includes:

    . 5,043,123 Shares held by Bessemer Venture Partners IV L.P.;

    . 3,246,997 Shares held by Bessec Ventures IV L.P.; and

    . 759,968 Shares held by Bessemer Venture Investors L.P.

   The general partner of Bessemer Venture Partners IV L.P. is David Cowan. In this capacity, Mr. Cowan, through an executive committee, exercises sole voting and investment power with respect to all Shares held of record by the named investment partnerships; individually, no stockholder, director or officer of Bessemer Venture Partners IV L.P. has or shares such voting or investment power. Mr. Cowan disclaims beneficial ownership of shares held by these entities except to the extent of his pecuniary interest in these entities.

(2)  Includes:

     . 12,130,253 Shares held by August Capital, L.P.;

     . 399,980 Shares held by August Capital Strategic Partners, L.P.;

     . 587,472 Shares held by August Capital Associates, L.P.; and

     . 1,908,397 Shares held by August Capital II, L.P.

   The general partner of August Capital L.P. is Andrew Rappaport. In this capacity, Mr. Rappaport, through an executive committee, exercises sole voting and investment power with respect to all Shares held of record by the named investment partnerships; individually, no stockholder, director or officer of August Capital L.P. has or shares such voting or investment power. Mr. Rappaport disclaims beneficial ownership of shares held by these entities except to the extent of his pecuniary interest in these entities.

(3) Includes 5,343,510 shares held by NBC Internet, Inc. Also includes warrants to purchase 1,039,122 Shares subject to a warrant exercisable within 60 days of December 31, 2000. James Scheinman disclaims beneficial ownership of these shares except to the extent of his pecuniary interest in NBC Internet, Inc.

(4) Includes:

  .6,679,389 Shares held by NBC-TLCT Holding, Inc. and

  .1,049,618 Shares held by GE Capital Equity Investments, Inc.

   Also includes warrants to purchase 850,191 Shares held by NBC-TLCT Holding, Inc., all of which are exercisable at $5.24 per share and warrants to purchase 200,000 Shares held by General Electric Company, all of which are exercisable at $12.00 per share. Elisabeth Sami disclaims beneficial ownership of these Shares except to the extent of her pecuniary interest in National Broadcasting Company, Inc.

(5) Includes 4,582,235 Shares held by Mohr, Davidow Ventures V, L.P., 344,900 Shares held by Mohr, Davidow Ventures V, L.P. as nominee for MDV Entrepreneurs' Network Fund II (A), L.P. and MDV Entrepreneurs' Network Fund II (B), L.P. and 1,717,558 Shares held by Mohr, Davidow Ventures V-L, L.P.

    Mr. Solomon is a member of Fifth MDV Partners, the General Partner of Mohr, Davidow Ventures V, L.P. In this capacity, Mr. Solomon, through an executive committee, exercises sole voting and investment power with respect to all Shares held of record by the named investment partnerships; individually, no stockholder, director or officer of Mohr Davidow Ventures V, L.P. has or shares such voting or investment power. Mr. Solomon disclaims beneficial ownership of Shares held by these entities except to the extent of his pecuniary interest therein. In addition to the 6,644,693 Shares held by the entities affiliated with Mohr, Davidow Ventures, Mr. Solomon owns 1,893,662 Shares in his own name which includes 72,844 Shares subject to the Company's right of repurchase as of January 3, 2001, which lapses over time so long as Mr. Solomon continues to serve as an advisor to us.

(6) Includes 50,000 Shares subject to options exercisable within 60 days of December 31, 2000. These options had been exercised on March 14, 2000, however, this exercise was rescinded on December 22, 2000, and the Shares are now deemed exercisable options (see section entitled "Rescission Agreements").

(7) Represents 245,000 Shares subject to options exercisable within 60 days of December 31, 2000. These options had been exercised on December 16, 1999, however, this exercise was rescinded on December 22, 2000, and the Shares are now deemed exercisable options.

(8) Includes 370,000 Shares subject to options exercisable within 60 days of December 31, 2000. These options had been exercised on January 5, 2000, however, this exercise was rescinded on December 22, 2000, and the Shares are now considered exercisable options.

(9) Includes the Shares beneficially owned by the all directors and named executive officers.

(10) Includes:

    . 4,582,235 Shares held by Mohr, Davidow Ventures V, L.P.;

    . 344,900 Shares held by Mohr, Davidow Ventures V, L.P. as nominee for MDV
      Entrepreneurs' Network Fund II (A), L.P. and MDV Entrepreneurs' Network Fund II (B), L.P.; and

    . 1,717,558 Shares held by Mohr, Davidow Ventures V-L, L.P.

   Also includes 1,893,662 Shares beneficially owned by Mr. Solomon personally and 311,500 Shares beneficially owned by Mr. Strahan personally.

Agreements Concerning Change of Control

Tender Agreements with Certain Officers, Directors and other Stockholders

   In connection with the Merger Agreement, Hughes, Purchaser and the stockholders identified in the chart below have entered into a Tender and Stockholder Support Agreement (the "Tender Agreement"), dated December 21, 2000, pursuant to which the stockholders identified below have (i) agreed to tender and sell their Shares to the Purchaser pursuant to the Offer, (ii) agreed not to withdraw any Shares tendered in the Offer, (iii) agreed to vote such Shares in favor of the Merger and the Merger Agreement and against any acquisition proposal other than the Merger and (iv) granted to Hughes and certain officers of Hughes an irrevocable proxy to vote such Shares in favor of the transactions contemplated by the Merger Agreement.

                                                                     Shares of
   Name and Address                                                 Common Stock
   ----------------                                                 ------------
   Entities affiliated with August Capital.........................  15,026,102
   Entities affiliated with Bessemer Ventures Partners ............   9,050,088
   Entities affiliated with Mohr, Davidow Ventures.................   8,799,855
   NBC Internet, Inc...............................................   5,343,511
   NBC-TLCT Holding, Inc. .........................................   6,679,389
   Kevin Grundy....................................................   1,619,075
   Edward Hayes....................................................       1,167
   Patti Hart......................................................   3,577,137
   Christie Hefner.................................................           0
   Scott Martin....................................................       1,167
   Thomas Obenhuber................................................   1,505,467
   Peter Olson.....................................................   2,500,065
   Matthew Stepovich...............................................   1,056,184

Merger Agreement

   The Company entered into the Merger Agreement pursuant to which: (i) Purchaser shall commence an offer to purchase all outstanding Shares, of the Company at a price of $2.15 per Share, net to the seller in cash (the "Offer") without interest; and (ii) following the successful completion of the Offer, upon approval by a stockholder vote, if required, and subject to certain other conditions, Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Hughes.

                                   EXHIBIT A

                 TELOCITY DELWARE, INC. AUDIT COMMITTEE CHARTER

Item 1. Statement of Policy

   This Charter specifies the scope of the Audit Committee's (the "Committee") responsibilities, and how it carries out those responsibilities, including the structure, processes, and membership requirements. The primary function of the Committee is to assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities by reviewing and reporting to the Board upon: the financial reports and other financial information provided by the Company to any governmental body or to the public; the Company's systems of internal and external controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; and the Company's auditing, accounting and financial reporting processes in general. Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Company's financial policies, procedures and practices at all levels.

   The Committee's primary duties and responsibilities are to:

     Serve as an independent and objective party to monitor the Company's financial reporting process and internal control systems.

     Review and appraise the audit efforts and independence of the Company's auditors.

     Provide an open avenue of communication among the independent auditors, financial and senior management, and the Board.

The Committee will primarily fulfill these responsibilities, and others as may be prescribed by the Board from time to time, by carrying out the activities enumerated in Section IV of this Charter.

Item 2. Organization and Membership Requirements

   The Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors, and free from any relationship that, in the opinion of the Board, would interfere with the exercise of his or her independent judgment as a member of the Committee. A member of the Committee shall be considered independent if, among other things, such Director:

     a. Is not an employee of the Company or its affiliates and has not been employed by the Company or its affiliates within the past three years.

     b. Is not a member of the immediate family of an executive officer of the Company or its affiliates who currently serves in that role or did so during the past three years.

     c. Has not accepted more than $   60,000 in compensation from the Company
  during the previous fiscal year (excluding compensation and the related benefits for Board service, retirement plan benefits or non-discretionary compensation).

     d. Has not been a partner, controlling stockholder or an executive officer of any for-profit business to which the Company made, or from which it received, payments (other than those which arise solely from investments in the Company's securities) that exceed five percent of the Company's consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years.

     e. Is not an executive of another corporation on whose Compensation Committee any of the Company's current executives serves.

   All members of the Committee must be able to read and understand fundamental financial statements, including a balance sheet, income statement, and cash flow statement. In addition, at least one member must have past employment experience in finance or accounting, professional certification in accounting, or other comparable experience or background resulting in the individual's financial sophistication, including being or having been a chief executive, chief financial, or other senior officer with financial oversight responsibilities.

   The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board and shall serve until their successors shall be duly elected and qualified. Unless a chairman is elected by the full Board, the members of the Committee may designate a chairman by majority vote of the full Committee membership.

Item 3. Meetings

   As part of its job to foster open communication, the Committee must meet at least annually with management and the independent auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believe should be discussed privately. In addition, the Committee or at least its Chair should meet with the independent auditors and management quarterly to review the Company's financial statements consistent with Item 4
Part 6 below.

Item 4. Processes

   To fulfill its responsibilities and duties the Committee shall:

 Documents/Reports Review

     1. Obtain the Board members' approval of this Charter.

     2. Review the organization's annual audited financial statements and any reports or other financial information submitted to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent auditors.

     3. Review the regular Management Letter to management prepared by the independent auditors and management's response.

     4. Review related party transactions for potential conflicts of interests.

     5. Review the interim financial statements with financial management and the independent auditors prior to the filing of the Company's Form 10-K and Form 10-Qs. The chairman of the Committee may represent the entire Committee for purposes of this review. These meetings should include a discussion of the independent auditors judgment quality of the Company's accounting and any uncorrected misstatements as a result of the auditors quarterly review.

     6. Maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board. The Committee will also record its summaries of recommendations to the Board in written form that will be incorporated as part of the minutes of the Board meeting at which those recommendations are presented.

 Independent Auditors

     7. Recommend to the Board the selection of the independent auditors, considering independence and effectiveness.

     8. Obtain from the independent auditors a formal written statement delineating all relationships between the auditor and the Company, and discussing with the auditor any disclosed relationships or services that may impact auditor objectivity and independence (consistent with Independence Standards Board Standard No. 1).

     9. Taking, or recommending that the Board take, appropriate action to oversee the independence of the outside auditor.

     10. Review the performance of the independent auditors and approve any proposed discharge of the independent auditors when circumstances warrant.

     11. Periodically consult with the independent auditors out of the presence of management about internal controls and the fullness and accuracy of the Company's financial statements.

 Financial Reporting Processes

     12. In consultation with the independent auditors, review the integrity of the Company's financial reporting processes, both internal and external.

     13. Consider the independent auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

     14. Consider and approve, if appropriate, major changes to the Company's auditing and accounting principles and practices as suggested by the independent auditors or management.

 Process Improvement

     15. Review with both management and the independent auditors any significant judgments made in management's preparation of the financial statements and the view of each as to appropriateness of such judgments.

     16. Review with both management and the independent auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

     17. Review any significant disagreement among management and the independent auditors in connection with the preparation of the financial statements.

     18. Review with the independent auditors and management the extent to which changes or improvements in financial or accounting practices, as approved by the Committee, have been implemented.

     19. Provide oversight and review the Company's asset management policies, including an annual review of the Company's investment policies and performance for cash and short-term investments.

                                   SCHEDULE I

   As of the date of this Information Statement, Hughes has not determined who will be Hughes' Designees. However, Hughes' Designees will be selected from the following list of directors and officers of Hughes or its affiliates. The information contained herein concerning Hughes and its directors and executive officers and those of its affiliates has been furnished by Hughes and the Purchaser. The Company assumes no responsibility for the accuracy or completeness of such information.

   The name, present principal occupation or employment and five-year employment history of each of the persons is set forth below. None of the persons listed below owns any Shares or has engaged in transactions with respect to Shares during the past 60 days. During the last five years, none of the persons listed below has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor was such person a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. None of the persons listed below (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any director or executive officers of the Company, or (iii) based on information provided to the Company by Hughes (which is to the best of Hughes' knowledge), beneficially owns any securities (or any right to acquire securities) of the Company. The Company has been advised by Hughes that, to the best knowledge of Hughes, none of the Hughes' Designees listed below have been involved in any transactions with the Company or any of its directors, officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, except as may be disclosed herein

                               HUGHES' DESIGNEES

   The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each of Hughes' Designees. Unless otherwise indicated, the current business address of each person is 200 North Sepulveda Boulevard, El Segundo, California 90245. Unless otherwise indicated, each such person is a citizen of the United States and each occupation set forth opposite an individual's name refers to employment with Hughes.

   Designees include:

                                Present Principal Occupation or Employment;
 Name                        Material Positions Held During the Past Five Years
 ----                        --------------------------------------------------
 Michael T. Smith ......... Chairman of the Board and Chief Executive Officer
                            of Hughes from October 1997 to the present. Vice
                            Chairman of the Board of Hughes from May 1992 to
                            October 1997.

 Eddy W. Hartenstein ...... Chairman of the Board of DIRECTV Broadband Inc.
                            Chairman of the Board of DIRECTV Enterprises, Inc.
                            from January 1994 to the present. Senior Executive
                            Vice President of Hughes from February 2000 to the
                            present. President of DIRECTV Enterprises, Inc.
                            from January 1994 to April 2000. Vice President of
                            Hughes from December 1997 to January 1999. Senior
                            Vice President of Hughes from January 1999 to
                            February 2000.

 Lawrence N. Chapman ...... President of DIRECTV Broadband Inc. Executive Vice
 2230 East Imperial Highway President of DIRECTV Enterprises, Inc. from May
 El Segundo, CA 90245       1998 to the present. Senior Vice President of
                            DIRECTV Enterprises, Inc. from November 1994 to May
                            1998.

 Roxanne S. Austin ........ Senior Vice President and Chief Financial Officer
                            of DIRECTV Broadband Inc. Senior Vice President and
                            Chief Financial Officer of Hughes from August 1997
                            to the present. Vice President and Controller of
                            Hughes from 1993 to August 1997.

                                Present Principal Occupation or Employment;
 Name                        Material Positions Held During the Past Five Years
 ----                        --------------------------------------------------

 Steven J. Cox............. Vice President of DIRECTV Broadband Inc. Executive
                            Vice President of
                            DIRECTV Global Digital Media, Inc. from April 2000
 2230 East Imperial Highway to the present. Senior
 El Segundo, CA 90245       Vice President of DIRECTV Enterprises, Inc. from
                            March 1997 to April 2000. Senior Vice President and
                            General Counsel of DIRECTV Enterprises, Inc. from
                            July 1995 to March 1997. Vice President and General
                            Counsel of DIRECTV Enterprises, Inc. from January
                            1995 to July 1995.

 Larry D. Hunter........... Vice President of DIRECTV Broadband Inc. Chairman
                            and President of DIRECTV Japan Management, Inc. and
                            Corporate Vice President of Hughes from August 1998
                            to the present. Senior Vice President, General
                            Counsel and Secretary of DIRECTV Enterprises, Inc.
                            from April 1997 to August 1998. Assistant General
                            Counsel of Hughes from 1996 to April 1997.

                                                                         ANNEX B

             [LETTERHEAD OF CREDIT SUISSE FIRST BOSTON CORPORATION]

December 21, 2000

Board of Directors
Telocity Delaware, Inc.
10355 North De Anza Boulevard
Cupertino, California 95014

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the common stock of Telocity Delaware, Inc. ("Telocity"), other than Hughes Electronics Corporation ("Hughes") and its affiliates, of the Cash Consideration (as defined below) set forth in the Agreement and Plan of Merger, dated as of December 21, 2000 (the "Merger Agreement"), among Hughes, DIRECTV Broadband Inc., a wholly owned subsidiary of Hughes ("Sub"), and Telocity. The Merger Agreement provides for, among other things, (i) a tender offer by Sub to purchase all outstanding shares of the common stock, par value $0.001 per share, of Telocity ("Telocity Common Stock") at a purchase price of $2.15 per share, net to the seller in cash (the "Cash Consideration" and, such tender offer, the "Tender Offer") and (ii) subsequent to the Tender Offer, the merger of Sub with and into Telocity (the "Merger" and, together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of Telocity Common Stock not acquired in the Tender Offer will be converted into the right to receive the Cash Consideration.

In arriving at our opinion, we have reviewed the Merger Agreement and certain publicly available business and financial information relating to Telocity. We also have reviewed certain other information relating to Telocity, including financial forecasts, provided to or discussed with us by Telocity, and have met with the management of Telocity to discuss the business and prospects of Telocity, including the liquidity needs of, and capital resources available to, Telocity. We have considered certain financial and stock market data of Telocity, and we have compared those data with similar data for other publicly held companies in businesses similar to Telocity, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts, we have been advised, and have assumed, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Telocity as to the future financial performance of Telocity. We have not been requested to make, and we have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Telocity, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon information available to us, and financial, economic, market and other conditions as they exist and can be evaluated, on the date hereof. In connection with our engagement, we were requested to approach third parties to solicit indications of interest in a possible acquisition of, or a strategic transaction involving, Telocity, and we held discussions with certain of these parties prior to the date hereof. Our opinion does not address the relative merits of the Transaction and other business strategies available to Telocity, nor does it address Telocity's decision to proceed with the Transaction.

We have acted as financial advisor to Telocity in connection with the Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee upon the delivery of this opinion. We and our affiliates in the past have provided services to

Board of Directors
Telocity Delaware, Inc.
December 21, 2000
Page 2

Telocity and to Hughes and certain of its affiliates, and currently are providing services to Hughes and certain of its affiliates, unrelated to the proposed Transaction, for which services we have received, and will receive, compensation. In the ordinary course of business, we and our affiliates may actively trade the debt and equity securities of Telocity and of Hughes and its affiliates for our and our affiliates' own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities.

It is understood that this letter is for the information of the Board of Directors of Telocity in connection with its evaluation of the Transaction and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Telocity Common Stock pursuant to the Tender Offer or how such stockholder should vote with respect to any matter relating to the Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by the holders of Telocity Common Stock, other than Hughes and its affiliates, is fair, from a financial point of view, to such holders.

Very truly yours,

CREDIT SUISSE FIRST BOSTON CORPORATION

                                      B-2